UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                                FORM 10


              GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934



                          KAANAPALI LAND, LLC
        ------------------------------------------------------
        (Exact name of registrant as specified in its charter)



           Delaware                             01-0731997
     -------------------------               -------------------
     (State or other jurisdic-               (I.R.S. Employer
     tion of incorporation or                Identification No.)
     organization)


     900 North Michigan Avenue
     Chicago, Illinois                               60611
  ----------------------------------------         ----------
  (Address of principal executive offices)         (Zip Code)




Registrant's telephone number, including area code:  (312) 915-1987




Securities to be registered pursuant to Section 12(b) of the Act:

                                       Name of each exchange
     Title of each class               on which each class
     to be so registered               is to be registered
     -------------------               ---------------------

           N/A                                 N/A
     -------------------               ---------------------




Securities to be registered pursuant to Section 12(g) of the Act:


                            Class A Shares
     ------------------------------------------------------------
                           (Title of class)


     ------------------------------------------------------------
                           (Title of class)

                           TABLE OF CONTENTS


                                                         Page
                                                         ----

Item 1.      Business . . . . . . . . . . . . . . . . . .   1

Item 2.      Financial Information. . . . . . . . . . . .  11

Item 2A.     Management's Discussion and
             Analysis of Financial Condition and
             Results of Operations. . . . . . . . . . . .  12

Item 2B.     Quantitative and Qualitative Disclosures
             About Market Risk. . . . . . . . . . . . . .  16

Item 3.      Properties . . . . . . . . . . . . . . . . .  16

Item 4.      Security Ownership of Certain
             Beneficial Owners and Management . . . . . .  16

Item 5.      Managers and Executive Officers of the
             Registrant . . . . . . . . . . . . . . . . .  17

Item 6.      Executive Compensation . . . . . . . . . . .  19

Item 7.      Certain Relationships and
             Related Transactions . . . . . . . . . . . .  20

Item 8.      Legal Proceedings. . . . . . . . . . . . . .  20

Item 9.      Market Price of and Dividends on the
             Registrant's Common Equity and Related
             Stockholder Matters. . . . . . . . . . . . .  27

Item 10.     Recent Sales of Unregistered Securities. . .  27

Item 11.     Description of Registrant's Securities
             to be Registered . . . . . . . . . . . . . .  28

Item 12.     Indemnification of Directors and Officer . .  30

Item 13.     Financial Statements and Supplementary Data.  31

Item 14.     Changes in and Disagreements with
             Accountants on Accounting and
             Financial Disclosure . . . . . . . . . . . .  61

Item 15.     Financial Statement and Exhibits . . . . . .  61

ITEM 1.  BUSINESS

     Kaanapali Land, LLC ("Kaanapali Land"), a Delaware limited liability company is the reorganized entity resulting from the Joint Plan of Reorganization of Amfac Hawaii, LLC ("AHI"), Certain of Its Subsidiaries (together with AHI, the "AHI Debtors") and FHT Corporation (FHTC and, together with the AHI Debtors, the "Debtors") under Chapter 11 of the Bankruptcy Code, dated June 11, 2002 (as amended, the "Plan"). As indicated in the Plan, Kaanapali Land has elected to be taxable as a corporation. The Debtors had filed their petitions for reorganization under Chapter 11 on February 27, 2002 (the "Petition Date") in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court"), which petitions were consolidated into a single joint proceeding by the Bankruptcy Court (the "Reorganization Case").

     The principal goal of the Plan was to address the Debtors' debt burdens so that the Debtors could emerge from Chapter 11 with a viable capital structure and with the resources necessary to operate their land development business. The Plan achieved this goal by converting certain indebtedness and other liabilities of the Debtors into new equity of Kaanapali Land (to the extent such creditors did not elect an available cash distribution option). Another goal of the Plan was to secure additional liquidity for the Debtors to help fund future operations. The Plan achieved this goal through the Merger of FHTC with Northbrook Corporation ("Northbrook"), which made the assets and liquidity of Northbrook available to the Debtors to help fund their land development business. FHTC was the surviving entity in such merger, and shortly thereafter was in turn merged into Kaanapali Land pursuant to the Plan.

     The Plan was confirmed by the Bankruptcy Court by orders dated
July 29, 2002 and October 30, 2002 (collectively, the "Order") and became effective November 13, 2002 (the "Plan Effective Date"). Kaanapali Land continues to work toward completion of the various requirements of the Plan and to implement the restructuring transactions that are contemplated to be effected under the Plan, including, among other things, the resolution of all outstanding claims and distributions on all claims that are allowed under the Plan. References in this Form 10 to Kaanapali Land or the Company for dates on or after the Plan Effective Date are to the entity surviving the Reorganization Case and for dates before the Plan Effective Date are to predecessor entities, unless otherwise specified.

     Kaanapali Land's subsidiaries include the Debtors as reorganized under the Plan, certain subsidiaries of AHI that were not debtors (the "Non-Debtor AHI Subsidiaries") and other former subsidiaries of Northbrook (collectively with Kaanapali Land, all the Reorganized Debtors, the Non-Debtor AHI Subsidiaries and such other subsidiaries are referred to herein as the "Company"). Kaanapali Land will pursue its businesses utilizing the assets of the AHI Debtors and the Non-Debtor AHI Subsidiaries and the assets formerly owned by Northbrook and its other subsidiaries.

     The Company operates three primary business segments: (i) Land Development, Management and Sales, (ii) Agriculture and (iii) Golf. As discussed below, of the foregoing, the Company's primary business is Land Development, Management and Sales.

     SUMMARY OF PLAN

     Material aspects of the history and business of the Company, the Plan, the procedures for consummating the Plan and the risks attendant thereto were set forth in a Second Amended Disclosure Statement With Respect to Joint Plan of Reorganization of Amfac Hawaii, LLC, Certain of Its Subsidiaries and FHT Corporation Under Chapter 11 of the Bankruptcy Code, dated June 11, 2002 (the "Disclosure Statement"). The Disclosure Statement and the Plan are each filed as Exhibits to this Form 10.

     All claims against the Debtors were deemed discharged as of the Plan Effective Date, provided that creditors with allowed claims became entitled to receive distributions under the Plan as of that date and provided that the Plan does not impair any claims of taxing authorities. The time for filing proofs of claim relating to all classes of claims has expired, including the period for those whose executory contracts were rejected by the Debtors. Therefore, all claims that may be asserted by the creditors against the Debtors relative to amounts due on pre-petition obligations as of the Plan Effective Date, with the exception of a potential claim that may be filed by the Employees' Retirement System of the State of Hawaii ("ERS") and a potential claim of the Internal Revenue Service ("IRS") described below, are known.

     Under the distribution provisions of the Plan, consummation of the Plan entitled creditors with allowed claims in the impaired classes to receive, as of the Plan Effective Date, distributions from Kaanapali Land.

     Under the Plan, all claimants that were entitled to receive shares were entitled to receive shares of Kaanapali Land following the Plan Effective Date. The Limited Liability Company Agreement of Kaanapali Land (the "LLC Agreement") provides for two classes of membership interests, "Class A Shares" and "Class B Shares", which have substantially identical rights and economic value under the LLC Agreement; except that holders of Class A Shares are represented by a "Class A Representative" who must approve certain transactions proposed by Kaanapali Land before they can be undertaken. The Class A Representative is further entitled to receive certain reports from the Company and meet with Company officials on a periodic basis. Reference is made to the LLC Agreement for such provisions. Class B Shares are held by Pacific Trail Holdings, LLC ("Pacific Trail") and various entities and individuals that are affiliated with Pacific Trail. Class A Shares were issued under the Plan to claimants who had no such affiliation.

     As of April 23, 2003, Kaanapali Land has distributed approximately $2,477,000 in cash and approximately 139,776 Class A Shares on account of the claims that have been made, and expects that ultimately an additional approximately $84,000 in cash and 18,892 Class A Shares will be distributed on account of such remaining claims, assuming that all holders of such claims comply with the requirements for distribution.

     Kaanapali Land has issued all Class B Shares required to be issued under the Plan to Pacific Trail and those entities and individuals who are affiliated with Pacific Trail that are entitled to Class B Shares. As a consequence, Kaanapali Land has approximately 1,631,513 Class B Shares outstanding.

     A number of claims, primarily relating to matters that were in litigation on the Petition Date, or personal injury or employee matters where litigation was threatened, have not been resolved and are likely to be disputed by the Company if they cannot be resolved in the near future. The Company would likely in those cases petition the Bankruptcy Court to dismiss such claims. Even if the Bankruptcy Court ruled that all such claims were allowed claims entitled to distribution, which the Company believes is highly unlikely, the maximum cash exposure to the Company thereon is not material to the Company and the maximum exposure for the issuance of additional Class A Shares is approximately 1,281 shares. However, this does not take into account a potential claim by ERS that could be asserted against the Debtors as described in more detail in Item 8 below. The dispute with the ERS is subject to a settlement agreement with the Company and certain affiliates that has been approved by the Bankruptcy Court and is expected to be approved by the Circuit Court of Hawaii in May 2003. Such settlement is expected to close in the third quarter of 2003, whereupon any further potential claim against the Debtors by ERS would be extinguished. However, there can be no assurance that the state court will approve the settlement or that closing of the transactions thereunder will occur. As a result of such settlement, it is not expected that any claim will be filed by ERS, although there can at this time be no assurance that one will not be so filed, as the parties have agreed to an extension of the time required for ERS to file such a claim until 5 business days after notice by the Debtors. The Debtors do not intend to issue such a notice so long as the settlement appears likely to close. However, in the event that such a claim is ultimately filed, the Company intends to vigorously defend against it and reassert counterclaims that it raised in the underlying litigation.

     In addition, the IRS filed a claim in the bankruptcy proceedings in the aggregate amount of approximately $20,600,000 for taxes, interest and penalties related to the years 1998-2000. The Company has contacted the IRS to request that it withdraw its claim due to the fact that the Plan leaves the IRS unimpaired relative to any taxes that may be due. Although the Company is optimistic that the IRS will withdraw such claim, it has not yet done so and there can be no assurance that it will. In any event, the IRS audit of the period covered by the claim is in its preliminary stages, and no deficiencies in taxes have been proposed by the auditors. The Company intends to dispute vigorously any IRS claim for additional taxes, whether asserted by means of the claim filed in the bankruptcy proceeding, arising in the pending audit, or in future audits. However, there can be no assurance that the Company will be successful in such defense and, although the Company has reserved for potential tax liabilities on its financial statements, to the extent that the Company is unsuccessful in defending against any such claims, either in the bankruptcy court or in connection with the IRS audits, the amount for which the Company could be liable could have a material adverse effect on the Company, given its relatively modest cash position.

     The Company has completed certain restructuring transactions and intends to complete others, as permitted by the Plan, for the purpose of simplifying the corporate structure and administrative organization of the Company. The general impact of such transactions will be to reduce the number of subsidiaries of Kaanapali Land and to move assets into those entities that make the most sense for administrative reasons or to facilitate future transactions with third parties. It is expected that further restructuring transactions will be undertaken over time as entities wind up their affairs or are otherwise no longer necessary to the ongoing business of the Company.

     LAND DEVELOPMENT, MANAGEMENT AND SALES

     KAANAPALI 2020 DEVELOPMENT PLANS. "Kaanapali 2020", Kaanapali Land's comprehensive plan for approximately 4,000 acres of land in the Kaanapali/Honokawai area on the west side of Maui, Hawaii is its principal entitlement focus. Currently, Kaanapali Land is preparing market and feasibility studies in anticipation of applying for the necessary entitlements to carry out the Kaanapali 2020 development plan. While some of these lands have some form of entitlements, it is anticipated that all of the land to be developed will require state district boundary amendments and county general plan amendments, as well as rezoning approvals. Approximately 1,500 acres of this land is located toward the top of mountain ridges and in gulches and is classified as conservation land, which precludes development. However, this land, and other land that will be designated as open space, is an important component of the overall project and is part of obtaining the entitlements for the land as a whole.

     The process of determining market and project feasibility will be ongoing with pursuit of entitlements. If Kaanapali Land obtains the necessary entitlements, it intends, if market and project feasibility studies justify it, to develop some or all of the project (either alone or through one or more joint ventures with strategic partners) and/or sell some or all of the entitled parcels. Kaanapali Land will need to apply for subdivision of the land in order to develop or sell the parcels. As a condition to subdivision of the land, the county will generally require the completion or bonding of certain infrastructure, including roads, water and sewer facilities, each of which will require their own building and grading permits.

     For the last few years, Kaanapali Land has been working with the West Maui community to involve the community in plans for the use and development of the Kaanapali 2020 lands. Committees, comprised of private sector individuals from the community as well as public employee participants, have been working with Kaanapali Land to create a vision for the future of the Kaanapali lands. This development strategy has been used in several communities, including the successful Weston, Florida planned community that has recently been substantially completed by an affiliate of Kaanapali Land. Management is optimistic that a development plan can be implemented with the support of the community that meets Kaanapali Land's long-term financial objectives.

     The Kaanapali 2020 development plan is currently at a predevelopment stage. Once the initial market and financial feasibility studies are completed, if they justify moving forward, the development plan will be finalized and the entitlement process will commence. Approximately 990 acres of land have been identified for development with up to approximately 3,000 residential units along with commercial, retail and recreational assets. The balance of the land is expected to remain open space or agricultural. Over the next few years, the Company expects to seek the necessary approvals to pursue its business strategy.

     PROJECT PLANNING AND DEVELOPMENT. The Company's real estate development approach, for land which it holds for development rather than investment, is designed to enhance the value of its properties in phases. In most instances, the development process begins with the preparation of market and feasibility studies that consider potential uses for the property, as well as costs associated with the development of those uses. The studies consider factors such as location, physical characteristics, demographic patterns, anticipated absorption rates, transportation, development costs and regulatory and environmental requirements.

     The Company expects to prepare a land plan that is consistent with the findings of the studies and then to commence the process of applying for the entitlements necessary to permit the development of the property in accordance with the land plan. The length and difficulty of obtaining the requisite entitlements, as well as the cost of complying with any conditions attached to the entitlements, are significant factors in determining the viability of the Company's development projects. Applications for entitlements include applications for state land use reclassification, county community plan amendments and changes in zoning.

     The entitlement process can involve substantial amounts of time and expense. The applications generally require the submittal of comprehensive plans that involve the use of consultants and other professionals. Parties affected by the development can challenge the applications at the time of submittal, which may substantially delay the process. Generally, once the applications are deemed acceptable, the various governing agencies involved in the entitlement process commence consideration of the requested entitlements. The applicable agencies often impose conditions, which may be costly to the developer, on any approvals of the entitlements. These conditions may include the requirement that the Company dedicate land for public use, fund infrastructure improvements, pay impact fees and provide affordable housing in the area of the development. The Company may also be subject to conditions that the entitlement will be revoked if the development of the project does not take place within a particular time period. If there is a significant change in the land plans, if the governmental requirements change, or if market feasibility conditions change subsequent to obtaining the county approvals, the Company may be required to apply for amendments to the existing entitlement. The amendment process can also be lengthy and costly, and it may result in additional conditions attaching to any approvals.

     If the Company is not successful in obtaining the necessary entitlements to develop the property as originally planned, the Company may be required to revise its land plan. In that case, development of the land in accordance with revised plans may not be as economically viable as the original land plan. There can be no assurance that all necessary approvals will be obtained, that modifications to those plans will not require additional approvals, or that such additional approvals will be obtained, nor can there be any assurance as to the timing of such events.

     OAHU SUGAR MILL SITE DEVELOPMENT. In 1995, the Company closed the Oahu Sugar Company plantation. The former sugar mill site, now owned by a subsidiary of Kaanapali Land, comprises approximately 15 acres and is located in Waipahu, approximately 10 miles west of downtown Honolulu, near Pearl Harbor. The subsidiary has received county zoning approval for a light industrial subdivision on the property. The Company had expected to market this property in bulk after addressing certain identified environmental issues. However, sale of the property is not expected to yield significant net cash proceeds to Company because the property is encumbered by liens pursuant to bank mortgage financing in an amount which approximates the anticipated value of the property. The lender has filed a complaint for foreclosure of the property after prolonged negotiations for extension of the financing. Therefore, there can be no assurance that the Company will be able to sell the property, particularly given the disputes that have arisen between the Company and the lender.

     LAND MANAGEMENT AND SALES. Apart from the golf course properties (discussed below), the Kaanapali 2020 lands and the Oahu Sugar mill site, the Company owns approximately 500 acres of remaining land. Parcel 22/23 (defined in and more fully discussed in Section III.C.) is the only remaining fully entitled parcel in the Kaanapali Golf Estates development and consists of approximately 110 acres zoned for residential development. Parcel 22/23 is currently undeveloped. The site of the Pioneer Mill Company sugar mill that was closed in 1997 ("Pioneer Mill Site") located in Lahaina and owned by a subsidiary of the Company, is approximately 19.5 acres and is zoned for industrial use. Pioneer Mill also owns several parcels, known collectively as the "Wainee Lands", which are located in Lahaina south of the mill site. The Wainee Lands include approximately 235 acres and are classified and zoned for agricultural use. However, the Company believes that certain portions of the Wainee Lands might be developed as an affordable housing community once the property is reclassified and rezoned. The Company also owns less than 100 acres of miscellaneous land parcels located on the Islands of Kauai, Maui and Oahu. These miscellaneous parcels primarily include mill sites, other land associated with now-closed sugar growing and processing operations and water-related assets. It is not expected that upon sale these miscellaneous parcels will yield any significant cash proceeds to the Company.

     AGRICULTURE

     HISTORIC OPERATIONS. A significant portion of the Company's revenues were formally derived from agricultural operations primarily consisting of the cultivation, milling and sale of raw sugar. The last remaining sugar plantation of the Company, owned by a subsidiary of Kaanapali Land was shut down at the end of 2000. In September 2001, the Company also ceased its coffee operations, which were owned by a subsidiary of Kaanapali Land. The Company is in the process of liquidating its remaining inventory of coffee beans and its mill equipment. However, the Company is in negotiations with a third party concerning the leasing of portions of the Kaanapali 2020 land on which the coffee trees are located for the purpose of continuing agricultural coffee operations on such land. If such negotiations result in a binding lease agreement, the lessee may also purchase the Company's coffee mill equipment. Most sugar mill equipment with significant value has already been sold.

     SEED CORN OPERATIONS. The Company's seed corn operations are located on former Maui sugar lands that are now part of the Kaanapali 2020 area. The Company earns modest income under a contract with Monsanto Seed Company, to grow seed corn according to Monsanto's specifications. In addition to generating such income, this operation is politically advantageous, because the cultivated land helps control dust and soil erosion and keeps the fields green, to the benefit of the local community. The Company may seek to expand this operation if it can find ready markets for their products and it is profitable to do so. There can be no assurance that any expansion will occur or that current operations will remain profitable. The Company is currently negotiating with Monsanto on the renewal of their seed corn contracts. There can be no assurance that such renewal will be consummated.

     GOLF

     The Company owns the golf course land and improvements and is responsible for the management and operation of an 18-hole golf course known as the Waikele Golf Club on Oahu. The Waikele Golf Course is modestly profitable at current levels of debt. Substantial improvements in local economic conditions and the Hawaiian tourism industry would be necessary for the Company to realize significant net cash proceeds (after debt service) from this business segment. There can be no assurance that such improvements will occur in the near term.

     Other golf courses, known as the Royal Kaanapali Golf Courses ("RKGC"), are on Maui. The RKGC are owned by Amfac Property Investment Corp. ("APIC"), a corporation that is approximately 16.7% owned by two subsidiaries of Kaanapali Land and 83.3% owned by AF Investors, LLC ("AFI"), an affiliate of Kaanapali Land in which Kaanapali Land has no direct or indirect interest as of December 31, 2002. APIC, and with respect to certain specified limited amounts, two other subsidiaries of the Company are borrowers under a $66 million loan made by the Employees' Retirement System of the State of Hawaii ("ERS") in 1991. The loan, which as of December 31, 2002 had a balance of approximately $81 million, is secured by the RKGC (and certain adjacent lands owned by APIC). All of APIC's assets are subject to the loan. The loan matured in June 2001 and has not been extended, despite efforts of the borrowers to obtain such an extension as described below.

     The borrowers have been engaged in settlement negotiations with ERS since 2000, which negotiations have resulted in the execution of a definitive settlement agreement (the "ERS Settlement Agreement") in March 2003. Although the borrowers believe that the transactions contemplated by the ERS Settlement Agreement will be consummated during the third quarter of 2003, the ERS Settlement Agreement is subject to contingencies including approval by the state court which has authority over the underlying litigation. Such approval is anticipated in the second quarter of 2003.
As a consequence of such contingencies, there can be no assurance as to the consummation of such settlement agreement. Consummation of the ERS Settlement Agreement and the transactions contemplated therein would provide the Company with easements and other rights that it considers adequate for the development or sale of Parcel 22/23 as described below, but would also result in the Company having no further interest in the RKGC.

     For a description of financial information by segment, please read note 10 to the attached consolidated financial statements, which information is incorporated herein by reference.

     PROJECTED ASSET SALES

     There are strategic land sales that the Company is currently pursuing or considering in order to raise additional cash that would enhance the Company's the ability to fund the Kaanapali 2020 development.

     PARCEL 22/23. Kaanapali Golf Estates ("KGE") is a residential community that is part of the Kaanapali Beach Resort in West Maui. KGE has been subdivided into several parcels that have been sold to residential developers. There is one remaining parcel available for sale in the residential community called "Parcel 22/23". Parcel 22/23 includes approximately 110 acres. Parcel 22/23 is currently subject to a property purchase agreement for sale to a third party that is expected to close during the second half of 2003 assuming that the ERS Settlement Agreement is consummated and certain other contingencies in the property purchase agreement are satisfied. However, the litigation with the ERS described below (in the event that the ERS Settlement Agreement is not consummated) may adversely impact the Company's ability to consummate the sale. The amount of net sales proceeds are also subject to completion by the Company of site improvements required by the buyer. Therefore, there can be no assurance that such sale will be consummated.

     NORTH BEACH. Prior to the sale of Lot 2 in 2003, the Company owned three beachfront lots that total approximately 62 developable acres, commonly known as Lots 2, 3 and 4. All three lots are zoned for hotel development. In December 2000, the Company sold a fourth parcel, the 14-acre Kaanapali Ocean Resort ("KOR") site known as Lot 1, to SVO Pacific, Inc. ("SVO"), an affiliate of Starwood Hotels and Resorts, which is in the process of developing time-share units on the property. In addition, SVO received an option to purchase Lot 2, which contains approximately 11.5 acres. In January 2003, the option for Lot 2 was exercised and the sale closed on January 31, 2003. A non-refundable payment was made for $2 million (before closing costs and prorations). The remainder of the purchase price is secured by a note due March 31, 2004 for approximately $14.4 million, a portion of which is subject to refund based on the number of units approved for development on the sale pursuant to the Special Management Area permit that SVO is seeking for the parcel. Lot 4 contains approximately 40 acres but, due to requirements arising from an earlier entitlement proceeding, five acres are subject to a requirement that the land be used as a community park. Lot 4 has been offered for sale and is currently under contract with a scheduled closing in the third quarter of 2003. There are certain contingencies to the contract and there is no assurance that the transaction will be consummated under its existing or any other terms. Lot 3 is intended to be retained for the foreseeable future.

     PIONEER MILL SITE. The Company owns approximately 19 acres in Lahaina, known as the Pioneer Mill Site, which is zoned for industrial development. This was the former site of Pioneer Mill's sugar and coffee mills on Maui. Pioneer Mill is currently evaluating strategic options relating to this site. Pioneer Mill has discovered petroleum contamination at the site and has been in the process of remediating the contamination. The United States Environmental Protection Agency has conducted some environmental testing at the site and Pioneer Mill is awaiting a report on the results of that investigation. Due to the current environmental issues at the site, is not likely that any sale or development will take place in the near term. Although Pioneer Mill does not currently believe that it has significant additional environmental exposure on this site, any sale of the property may, among other things, either require Pioneer Mill to demolish most of the current site improvements or adjust the price so that a buyer would undertake such demolition.

     EMPLOYEES.

     At April 1, 2003, Kaanapali Land and its subsidiaries employed approximately 100 persons. Certain corporate services are provided by Pacific Trail and its affiliates. Kaanapali Land reimburses for these services including overhead at cost.

     TRADEMARKS AND SERVICE MARKS.

     The Company maintains a variety of trademarks and service marks that support each of its business segments. These marks are filed in various jurisdictions, including the United States Patent and Trademark Office, the State of Hawaii Department of Commerce and Consumer Affairs and foreign trademark offices. The trademarks and service marks protect, among other things, the use of the term "Kaanapali" and related names in connection with the developments in the vicinity of the Kaanapali Resort area on Maui, the various trade names and service marks obtained in connection with the Company's coffee operations and the use of the term "Waikele" in connection with the Waikele golf course and related developments. Also protected are certain designs and logos associated with the names protected. Certain marks owned by the Company have been licensed to third parties, however, the income therefrom is not material to the Company's financial results.
To the extent deemed advantageous in connection with the Company's ongoing businesses, to satisfy contractual commitments with respect to certain marks or where the Company believes that there are future licensing opportunities with respect to specific marks, the Company intends to maintain such marks to the extent necessary to protect their use relative thereto. The Company also intends to develop and protect appropriate marks in connection with its future land development activities.

     MARKET CONDITIONS AND COMPETITION.

     There are a number of current factors that have negatively impacted Kaanapali Land's development and land sale activities, including market conditions, the difficulty in obtaining regulatory approvals, the high development cost of required infrastructure and the Company's operating deficits in its other business segments. As a result, the planned development of many of the Company's land holdings and the ability to generate cash flow from these land holdings have become long-term in nature, and the Company has found it necessary to sell certain parcels in order to raise cash rather than realize their full economic potential through the entitlement process.

     The Hawaii economy experienced a downturn beginning in late 1990 after the initial Persian Gulf War, a recession in Japan and a slowdown in California's economy. The real estate market in Hawaii was negatively impacted by these events and its recovery was slow and incomplete. The severe negative impact of the September 11, 2001 terrorist attacks on tourism and investment further exacerbated the problems. The Company believes that improvements in tourism arrivals and the length of stay (in Hawaii) are also important to improving Hawaii's economy and its real estate market.

     Although there can be no assurance that Hawaii's real estate market will improve in the near term, there have been recent improvements. The areas of primary and secondary residential homes, condominiums and time share units have been relatively strong compared to other parts of the economy and sales prices during the past couple years have approximated those experienced in the early and mid-1990's, but prices are still at levels below the late 1980's and below replacement cost of many of the properties. Despite these improvements, the real estate market, and especially the market for unimproved land, has not achieved the levels experienced during the late 1980's. Additionally, there can be no assurance that any possible recovery of Hawaii's real estate market can be sustained.

     There are several developers, operators, real estate companies and other owners of real estate that compete with the Company in its land development business on Maui, many of which have greater resources. The number of competitive properties in a particular market could have a material adverse effect on the Company's success in its development operations.

     The golf course operated by the Company competes with several other golf courses located in its proximity and with other entertainment and tourist activities. Competition in the agriculture business segment affects the prices the Company may obtain for the land and other assets it leases to third parties for the production of agricultural products.

     GOVERNMENT REGULATIONS AND APPROVALS

     The current regulatory approval process for a development project can take three to five years or more and involves substantial expense. There is no assurance that all necessary approvals and permits will be obtained with respect to the Company's current and future projects. Generally, entitlements are extremely difficult to obtain in Hawaii. There is often significant opposition to proposed developments from numerous groups - including native Hawaiians, environmental organizations, various community and civic groups, condominium associations and politicians advocating no-growth policies, among others.

     Currently, the Company is preparing market and feasibility studies in anticipation of applying for the necessary entitlements to carry out the Kaanapali 2020 development plan. While some of these lands have some form of entitlements, it is anticipated that all of the land to be developed will require state district boundary amendments and county general plan amendments, as well as rezoning approvals. Approximately 1,500 acres of this land that is located toward the top of mountain ridges and in gulches is classified as conservation, which precludes development. This conservation land, and other land that will be designated as open space, is an important component of the overall project and is expected to be part of obtaining the entitlements for the remaining land. The Kaanapali 2020 development plan is currently at a predevelopment stage. First, market and feasibility studies must be completed. If they indicate that there is appropriate market demand and economic feasibility, the plan will be finalized and the entitlement process will commence. For the last few years, the Company has been working with the West Maui community to plan possible or potential use and development of the Kaanapali 2020 lands. Committees, comprised of private sector individuals from the community as well as public employee participants, have been working the company to create a vision for the future of the Kaanapali lands.

     ENVIRONMENTAL MATTERS.

     The Company is subject to environmental and health safety laws and regulations related to the ownership, operation, development and acquisition of real estate. Under those laws and regulations, the Company may be liable for, among other things, the costs of removal or remediation of certain hazardous substances, including asbestos-related liability. Those laws and regulations often impose liability without regard to fault. The Company is not aware of any environmental condition on any of its properties which is likely to have a material adverse effect on its consolidated financial position or results of operations; however, no assurance can be given that any such condition does not exist or may not arise in the future. Reference is made to Item 8. Legal Proceedings for a description of certain legal proceedings related to the environmental conditions at the Pioneer Mill and Oahu Sugar sites.

ITEM 2.  FINANCIAL INFORMATION

                        KAANAPALI LAND, LLC (a)
   For the years ended December 31, 2002, 2001, 2000, 1999 and 1998
            (Dollars in Thousands Except Per Share Amounts)

                     2002      2001      2000      1999      1998
                   --------  --------  --------  --------  --------
Total revenues
 (c). . . . . .    $ 11,112    81,894    79,247   106,254   110,084
                   ========  ========  ========  ========  ========
Net income
 (loss) (d) . .    $140,784   (17,082)  (45,707)  (34,245)  (60,582)
                   ========  ========  ========  ========  ========

Income (loss)
 from continuing
 operations per
 Share. . . . .       (b)      (6,794)  (13,206)   (8,561)  (15,145)
                   ========  ========  ========  ========  ========

Net income
 (loss) per
 share. . . . .       (b)      (4,270)  (11,427)   (8,561)  (15,145)
                   ========  ========  ========  ========  ========

Total assets. .    $189,626   223,628   311,705   391,118   486,614
                   ========  ========  ========  ========  ========

Certificate of
 Land Apprecia-
 tion Notes . .    $  --      139,413   139,413   139,413   220,692
                   ========  ========  ========  ========  ========

     (a) The above selected financial data should be read in conjunc-tion with the financial statements and the related notes appearing elsewhere in this registration statement. The amounts reflected are those business segments of the Company's predecessor that are continuing in nature.

     (b) The income per share from continuing operations for the period prior to the Plan Effective Date is $3,235 and the loss per share from continuing operations for the period after the Plan Effective Date is $5. The net income per share for the period prior to the Plan Effective Date is $37,389 and the net loss per share for the period after the Plan Effective Date is approximately $5.

     (c) In 2001 and 1999, the Company recognized as revenue a gain from the extinguishment of debt of $10,653 and $12,678, respectively.

     (d) In 2002, the Company recognized an extraordinary gain on reorganization of $136,618.

ITEM 2A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All references to "Notes" herein are to Notes to Consolidated Financial Statements contained in this report. Information is not presented on a reportable segment basis in this section because in the Company's judgment such discussion is not material to an understanding of the Company's business.


LIQUIDITY AND CAPITAL RESOURCES

General

     In addition to historical information, this Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations about its businesses and the markets in which the Company operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national and Hawaiian economic conditions, competitive market conditions, uncertainties and costs related to, the imposition of conditions on receipt of governmental approvals and costs of material and labor, and actual versus projected timing of events all of which may cause such actual results to differ materially from what is expressed or forecast in this report.

     A description of the reorganization of Kaanapali Land and its subsidiaries pursuant to the Plan and a description of certain elements of the Plan are set forth in Item 1 above.

     Pursuant to the terms and conditions of the Plan and except as otherwise determined in compliance with the Plan or the Order, the Debtors shall continue to exist after the Plan Effective Date as separate legal entities. Except as otherwise provided in the Order or the Plan, the Debtors have been discharged from all claims and liabilities existing through the Plan Effective Date. As such, all persons and entities who had receivables, claims or contracts with the Debtors that first arose prior to the Petition Date and have not previously filed timely claims under the Plan or have not previously reserved their right to do so in the Reorganization Case are precluded from asserting any claims against the Debtors or their assets for any acts, omissions, liabilities, transactions or activities that occurred before the Plan Effective Date.

     On November 14, 2002, pursuant to the Plan, all of the AHI Debtors executed and delivered to Kaanapali Land a certain Secured Promissory Note in the principal amount of $70 million. Such note matures on October 31, 2011 and carries an interest rate of 3.04% compounded semi-annually. The note, which is prepayable, is secured by substantially all of the real property owned by the AHI Debtors, pursuant to a certain Mortgage, Security Agreement and Financing Statement, dated as of November 14, 2002 and placed of record in December 2002. The note has been eliminated in the consolidated financial statements.

     In addition to such Secured Promissory Note, certain Non-Debtor AHI Subsidiaries continue to be liable to Kaanapali Land under the portion of the Senior Indebtedness (as defined in the Plan) not discharged under the Plan, which Senior Indebtedness is secured against certain of the real property assets that such Non-Debtor AHI Subsidiaries continue to own by mortgages that were placed of record at various times prior to the petition date. Such remaining Senior Indebtedness was deemed assigned to Kaanapali Land on the Plan Effective Date. In addition, on the Plan Effective Date, Kaanapali Land was deemed to have succeeded to the interest of the COLA Holders with respect to all indebtedness under the COLA Notes that was not satisfied under the Plan, which indebtedness was deemed under the Plan to continue to be enforceable against the Non-Debtor AHI Subsidiaries that were guarantors of the COLA Notes under the COLA Indenture. Kaanapali Land has notified each of the Non-Debtor AHI Subsidiaries that are liable on such indebtedness that such indebtedness is due and owing and that Kaanapali Land reserves all of its rights and remedies in such regard. Given the financial condition of such Non-Debtor AHI Subsidiaries, however, it is unlikely that Kaanapali Land will realize payments on such indebtedness that are more than a small percentage of the total amounts outstanding thereunder. The Senior Indebtedness has been eliminated in the consolidated financial statements.

     The primary business of Kaanapali Land is the land development of the Company's assets on the Island of Maui. The Kaanapali 2020 development plan will take many years at significant expense to fully implement, although the material portion of such anticipated expenses are not currently subject to any contractual commitments.

     At December 31, 2002, the Company had cash of approximately $15.8 million which is available for working capital requirements, including future operating expenses, and the Company's obligations for Kaanapali 2020 development costs, environmental remediation costs, including those on former mill-sites, other potential environmental costs, costs pursuant to the ERS settlement agreement, retiree medical insurance benefits (which are generally expected to be paid through the end of 2004), and existing and possible future litigation. Reference is made to Item 1 - Business, Item 8
- Legal Proceedings and the footnotes to the financial statements.
Proceeds from land sales are the Company's only source of significant cash proceeds and the Company's ability to meet its liquidity needs is dependent on the timing and amount of such proceeds.

      The Company's current indebtedness includes an $8.4 million mortgage loan secured by the Waikele Golf Course which has a maturity date of December 1, 2006. The Company currently expects to service and ultimately refinance such loan in the ordinary course of business. Oahu MS, a subsidiary of Kaanapali Land, is also the borrower under a $2.8 million mortgage loan which has been due and payable since December 1, 2002. The Company and the lender have engaged in negotiations regarding a possible further extension of the loan. Oahu MS does not have the funds necessary to pay the remaining balance of the loan. If such loan cannot be further extended it would likely result in Oahu MS no longer having an ownership interest in the property. The lender has commenced foreclosure proceedings that would lead to such result if they were consummated.

     The Company's continuing operations are primarily reliant upon the net proceeds of sales of developed and undeveloped land parcels. As described above, a purchase money note receivable related to Lot 2 is due in March 2004. Additionally, Parcels 22/23 and Lot 4 are under contract for sale. If such note is paid upon maturity and such sales are consummated, the Company expects that it will have adequate liquidity for the foreseeable future. However, there can be no assurance that any of such cash proceeds will be realized.

RESULTS OF OPERATIONS

     Reference is made to the footnotes to the financial statements for additional discussion of items addressing comparability between years.

     2002 COMPARED TO 2001

     The restructuring in 2002 resulted in significant changes to the balance sheet, particularly causing (i) decreases in mortgage and other notes payable, deferred income taxes, deferred costs and other assets and
(ii) changes in the equity of the Company principally due to the gain on reorganization. The restructuring also resulted in the decrease in interest expense and the increase in restructuring costs.

     Sales and cost of sales declined principally due to the decline in land sales. The amount reflected as a negative cost of sales in 2002 is primarily related to the decrease in the accumulated post retirement benefit obligation for retired agricultural workers. The decrease in other liabilities is primarily the result of a settlement of future obligations relating to a land sale in a prior year for an amount less than was recorded at the time of sale.

     The reduction to carrying value of investments was the primary cause for the decrease in property. The decrease in accumulated post retirement benefit obligation is primarily due to the decrease in the unrecognized net actuarial gain. The change in equity in income (loss) from unconsolidated investments is primarily due to the Company's share of the loss in 2001 for value impairment at the Royal Kaanapali Golf Courses versus the gain in 2002 from the sale of the Company's interest in a hotel.

     2001 COMPARED TO 2000

     Sales and cost of sales decreased in the aggregate due to significant decreases in agricultural operations (primarily as a result of the shutdown of the sugar operations on Kauai in 2000) and in Golf Course operations (primarily as a result of the Royal Kaanapali Golf Courses being accounted for on the equity method in 2001). Sales and cost of sales increased in 2001 due to significant land sales on Kauai and Maui.

     The extinguishment of debt in 2001 is the result of the retirement of debt securing the Waikele Golf Course for an amount less than its carrying amount. Interest and other income in 2001 included the effects of the net periodic pension credit and the reimbursement to the Company of certain administrative and other charges.

     The operations of the Royal Kaanapali Golf Courses on the equity method of accounting are reflected as equity in income (loss) from unconsolidated investments in 2001. The application of the equity method was the primary cause of the decrease in interest expense and the loss from unconsolidated investments.

     The reduction to carrying value of investments includes approximately $13.7 million and $15.9 million for land in 2001 and 2000, respectively, and approximately $4.4 million and $22.0 million for assets used in agricultural operations in 2001 and 2000, respectively.


INFLATION

     Due to the lack of significant fluctuations in the level of inflation in recent years, inflation generally has not had a material effect on real estate development.

     In the future, high rates of inflation may adversely affect real estate development generally because of their impact on interest rates. High interest rates not only increase the cost of borrowed funds to the Company, but can also have a significant effect on the affordability of permanent mortgage financing to prospective purchasers. However, high rates of inflation may permit the Company to increase the prices that it charges in connection with real property sales, subject to general economic conditions affecting the real estate industry and local market factors, and therefore may be advantageous where property investments are not highly leveraged with debt or where the cost of such debt has been previously fixed.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that management believes are reasonable under the circumstances; additionally management evaluates these results on an on-going basis. Management's estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Different estimates could be made under different assumptions or conditions, and in any event, actual results may differ from the estimates.

     The Company reviews its property for impairment of value. This includes considering certain indications of impairment such as significant changes in asset usage, significant deterioration in the surrounding economy or environmental problems. If such indications are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value, the Company will adjust the carrying value down to its estimated fair value. Fair value is based on management's estimate of the property's fair value based on discounted projected cash flows.

     There are various judgments and uncertainties affecting the application of these and other accounting policies, including the liabilities related to asserted and unasserted claims and the utilization of net operating losses. Materially different amounts may be reported under different circumstances or if different assumptions were used.

ITEM 2B. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevalent market rates. Market risk is the risk of loss from adverse changes in market prices and interest rates. The Company manages its market risk by matching projected cash inflows from operating properties, financing activities, and investing activities with projected cash outflows to fund debt payments, capital expenditures and other cash requirements. Prior to the filing of the Reorganization Case, the Company's primary risk exposure had been to interest rate risk. The Company does not enter into financial instruments for trading purposes.

     The Company's debt arrangements are at variable rates. Based upon the Company's indebtedness and interest rates at December 31, 2002, a 1% increase in market rates or a 1% decrease in market rates would have no significant affect on future earnings and cash flows.


ITEM 3.  PROPERTIES

     LAND HOLDINGS.

     The major real properties owned by the Company are described under
Item 1. Business.

     MAUI.

     As of December 31, 2002, the Company owned approximately 4,900 acres of land on the island of Maui, most of which was classified as agricultural land or conservation land for State and County purposes. All of the Company's Maui land holdings are located in West Maui near the Lahaina and the Kaanapali Beach Resort areas. Included in this acreage is approximately 19.7 acres of land at Lahaina that contain the former Pioneer Mill sugar mill, closed in 1999, which also housed the coffee mill operations of Kaanapali Estate Coffee, Inc., which is winding up its affairs.

     OTHER PROPERTY.

     In addition to the real property discussed above, the Company also owns two sugar mills on Kauai, each with its own power plant. The mills and power plants are located in Kekaha and Lihue, Kauai. Each of these facilities was involved in the production of raw sugar from sugar cane and the production of electrical and steam power until their closings in late 2000. The Lihue power plant continued to operate pursuant to a modified agreement with the local electric utility, through the end of 2002.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of April 23, 2003, there were approximately 139,776 Class A Shares issued, outstanding and distributed, and the Company is not aware of any person that is the beneficial owner of more than 5% of the Class A Shares.

     As of April 23, 2003, there were 1,631,513 Class B Shares issued and outstanding, all of which were held by Pacific Trail and individuals and entities that are affiliate with it. Pacific Trail is owned in excess of 95%, directly or indirectly, by JMB Realty Corporation, certain of its current and former shareholders, officers and directors and their families.

No shares of the Company are owned by any executive officer.

ITEM 5.  MANAGERS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The sole manager of Kaanapali Land, LLC is Pacific Trail, which is also Kaanapali Land's largest shareholder. Although the executive officers of Kaanapali Land are empowered to manage its day-to-day business affairs, under the LLC Agreement, most significant actions of Kaanapali Land outside the ordinary course of business must first be authorized by Pacific Trail. Pacific Trail may not be removed as manager except under certain narrow circumstances that are not expected to occur. As of April 15, 2003, the executive officers and certain other officers of the Company were as follows:

                                          Position
                                          Held with
         Name                             the Company
      ----------                          ------------

      Gary Nickele                        President and
                                            Chief Executive Officer
      Peggy H. Sugimoto                   Senior Vice President
      Tamara G. Edwards                   Senior Vice President
      Stephen A. Lovelette                Executive Vice President
      Gailen J. Hull                      Senior Vice President and
                                          Chief Financial Officer

     Certain of these officers are also officers and/or directors of JMB Realty Corporation ("JMB") and numerous affiliated companies of JMB (hereinafter collectively referred to as "JMB affiliates"). JMB affiliates outside of the Company have not materially engaged in the agriculture business and have primarily purchased, or made mortgage loans securing, existing commercial, retail, office, industrial and multi-family residential rental buildings or have owned or operated hotels on various other hospitality businesses. However, certain partnerships sponsored by JMB and other affiliates of JMB are engaged in land development activities including planned communities, none of which are in Hawaii.

     There is no family relationship among any of the foregoing officers.

     The LLC Agreement also provides for the appointment of a "Class A Representative" to monitor the activities of Kaanapali Land on behalf of its Class A Shareholders. The Class A Representative who must be independent is entitled to receive certain information from Kaanapali Land and must approve certain actions that Kaanapali Land may take outside the course of business primarily related to debt that might be obtained from affiliated parties. The current Class A Representative is American Express Tax and Business Services, Inc.

     There are no arrangements or understandings between or among any of said officers and any other person pursuant to which any officer was selected as such.

     The business experience during the past five years of such officers of the Company includes the following:

     Gary Nickele (age 50) has been Manager of AHI since August, 2000 and President of AHI and certain of its subsidiaries since February 2001. He has been the President of Kaanapali Land since May 2002. Mr. Nickele is also the President and Director of Arvida/JMB Managers, Inc., the sole general partner of Arvida/JMB Partners, L.P. ("Arvida Partners"). Arvida Partners conducts land development activities primarily in Florida. Mr. Nickele has been associated with JMB and Arvida Partners since February, 1984 and September, 1987, respectively. He holds a J.D. degree from the University of Michigan Law School and is a member of the Bar of the State of Illinois.

     Peggy H. Sugimoto (age 52) has been Senior Vice President and Chief Financial Officer of AHI since 1994 and had been Manager from August 1996 to February 1999. Ms. Sugimoto has been a Senior Vice President of Kaanapali Land since May, 2002. Ms. Sugimoto has been associated with the Company since 1976. She is a Certified Public Accountant.

     Tamara G. Edwards (age 48) has been Senior Vice President of AHI since August 1996. Ms. Edwards has been President of several of the subsidiaries since March 1997. Ms. Edwards served as Senior Counsel for the Company from 1995 through 1997. She was also formerly a Manager of AHI and Director of certain of its subsidiaries. She is a member of the Bar of California, Florida and Hawaii.

     Stephen Lovelette (age 47) has been an Executive Vice President of AHI since 2000 and Kaanapali Land since May 2002. Mr. Lovelette is in charge of implementing the Kaanapali 2020 development plan. Mr. Lovelette has been associated with JMB and its affiliates for over 15 years. Prior to joining an affiliate of JMB, Mr. Lovelette worked for Arvida Company under its previous ownership and continues to oversee its development efforts. Mr. Lovelette holds a bachelor's degree from The College of the Holly Cross and an MBA from Seton Hall University.

     Gailen J. Hull (age 54) is Senior Vice President and, since August 2002, Chief Financial Officer of Kaanapali Land. Mr. Hull has been associated with JMB since March, 1982. He holds a Masters degree in Business Administration from Northern Illinois University and is a Certified Public Accountant.

ITEM 6.  EXECUTIVE COMPENSATION

   Certain of the officers of the Company listed in Item 5 above are officers of JMB and are compensated by JMB or an affiliate thereof (other than the Company and its subsidiaries). The Company will reimburse JMB, Pacific Trail and their affiliates for any expenses incurred while providing services to the Company.


                      SUMMARY COMPENSATION TABLE

                      Annual Compensation (1)(3)
                      ---------------------------
                                                            Other
                                                           Annual
                                                          Compensa-
                  Principal              Salary    Bonus    tion
Name (2)          Position (4)    Year     ($)      ($)      ($)
---------------   ------------   -----   -------  ------  ---------

Gary Nickele      President       2002   180,000 100,000     N/A
                  and Chief       2001   172,300    N/A      N/A
                  Executive
                  Officer

Peggy Sugimoto    Senior Vice     2002   165,000  55,000     N/A
                  President       2001   160,000  50,000     N/A
                                  2000   155,000  50,000     N/A

Tamara G. Edwards Senior Vice     2002   250,000 100,000     N/A
                  President       2001   250,000  41,500     N/A
                                  2000   250,000 115,000     N/A

Stephen A.
  Lovelette       Executive
                  Vice President  2002   175,000  50,000     N/A

Gailen J. Hull    Senior Vice     2002   175,000    N/A      N/A
                  President and
                  Chief Financial
                  Officer
----------

     (1) The Company does not have a compensation committee. Executive officer compensation was determined through deliberations with Pacific Trail representatives.

     (2) Includes CEO and 4 most highly compensated executives whose salary and bonus exceed $100,000.

     (3) Salary and bonus amounts for Messrs. Nickele, Lovelette and Hull represent the portion of total compensation allocated and charged to the Company.

     (4) Positions listed are those for Kaanapali Land, and prior to its formation, with AHI.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     An affiliated insurance agency earns insurance brokerage commissions in connection with providing the placement of insurance coverage for certain of the properties and operations of the Company. Such commissions are comparable to those that would be paid to such affiliate insurance agency in similar dealings with unaffiliated third parties, and are generally paid by the insurance carriers that the agency represents out of the premiums paid by the Company for such coverage. The total of such commissions for the years ended December 31, 2002, 2001 and 2000 (including amounts related to discontinued operations in 2001 and 2000) was approximately $75 thousand, $1.1 million and $1.3 million, respectively, not all of which was paid as of December 31, 2002.

     The Company pays a non-accountable reimbursement of approximately $30 thousand per month to an affiliate in respect of general overhead expense, all of which was paid as of December 31, 2002.

     The Company reimburses their affiliates for direct expenses incurred on its behalf, including salaries and salary-related expenses incurred in connection with the management of the Company's operations. The total costs for the years ended 2002, 2001 and 2000 was approximately $2.0 million, $1.1 million and $2.8 million, respectively, of which approximately $.5 million was unpaid as of December 31, 2002.

     Employees of certain of the Company's unconsolidated affiliates are entitled to participate in the Company's defined contribution pension plan.

Pursuant to an agreement through December 31, 2001 Northbrook was entitled to receive a reimbursement from such affiliates in an amount equal to the service cost related to these employees. The amount of the reimbursement for 2002, 2001 and 2000 was $0, $1.2 million and $1.5 million, respectively, all of which was paid as of December 31, 2002.

     The Company had other amounts due from affiliates of $19 thousand and $.3 million at December 31, 2002 and 2001, respectively.


ITEM 8.  LEGAL PROCEEDINGS

     Material legal proceedings of the Company are described below. In proceedings filed prior to the Petition Date where a Debtor is a defendant, such proceedings were stayed as against such Debtor by the filing of the Reorganization Case. Those proceedings may now continue since the Plan Effective Date has occurred so long as the plaintiffs therein filed timely claims under the Plan. However, any judgments rendered therein would be subject to the distribution provisions of the Plan, which would in most cases result in the entitlement of such claims to proceeds that are substantially less than the face amount of such judgments. Any claims that were not filed on a timely basis under the Plan have been discharged by the Bankruptcy Court and thus the underlying legal proceedings should not result in any liability to the Debtors. Proceedings against subsidiaries or affiliates of Kaanapali Land that are not Debtors were not stayed by the Plan and may proceed.

     APIC, which is not a Debtor and is owned approximately 16.7% by the Company, is the primary borrower under a $66 million loan made by the ERS in 1991. The loan, which has a balance as of December 31, 2002 of approximately $81 million, is secured by the RKGC (and certain adjacent lands). All of APIC's assets are subject to the loan. The loan matured in June 2001 and has not been extended, despite efforts of the borrowers to obtain such an extension as described below.

     Due to insufficient cash flow generated by the RKGC and because of disagreements with the lender over, among other things, lender's failure
(i) to consent to a grant of required easements in order for the Company to develop and market its adjoining properties and (ii) to release adjacent lands that are not related to the golf course operations from the mortgage, as required under the loan documents, APIC and the other borrowers under the loan did not pay the required interest payments due in 2000 on the loan secured by these golf courses. ERS then issued a default notice and instituted a foreclosure action in August 2000 (Employees' Retirement System of the State of Hawaii v. Amfac/JMB Hawaii, L.L.C., et. al., Civil No. 00-1-2597-08, First Circuit Court, State of Hawaii). Pursuant to an agreement between the lender and the borrowers, the borrowers paid approximately $3.8 million in September 2000 to the ERS for a portion of the past due interest amounts and the ERS agreed to temporarily suspend its action to realize upon its security while the parties attempted to negotiate a definitive agreement to extend the loan beyond its June 30, 2001 maturity date. Efforts of the borrowers to negotiate such an agreement broke down in December 2001, only after Northbrook (an affiliate of APIC that had no obligations under the loan) had funded certain minimum interest payments (together with the ERS' legal fees and other related costs). In January 2002, ERS recommenced its foreclosure action, which the borrowers are contesting. The borrowers have also brought counterclaims against ERS relative to the lender's defaults described above, which defaults have caused APIC and the Company substantial damages relating to its efforts to sell either the unrelated parcels that the ERS refused to release from the mortgage or other land parcels that required easements and other rights to which the ERS was required to consent.

     The borrowers' counterclaims against the ERS in such litigation assert, among other things, that because of the refusal of the ERS to perform in accordance with the loan documents and grant the required consents and releases, dating back to the inception of the loan, the Company suffered damages over time relating to various development projects and sale transactions that APIC and/or the Company consummated or attempted to consummate since 1991. Also alleged is that these refusals and the interference of the ERS with APIC's and the Company's legitimate development efforts was intended by ERS to give the ERS leverage over APIC and the Company's development and land sale activities to the benefit of ERS, not to protect the ERS' bargained for security for its loan on the RKGC. Some projects allegedly were substantially delayed by the ERS' defaults and significant land sales were allegedly either substantially delayed or failed altogether. Income from sales allegedly was also adversely affected in addition to the expenses of development caused by the ERS' delays and refusals. In addition, APIC and the Company allegedly suffered significant damages relative to the costs of attorneys and other professionals that the Company was forced to pay (including those of ERS' attorneys and professionals) in its failed attempt to obtain the consents and releases. Failure to obtain the necessary easements promised by ERS allegedly could allegedly subject APIC and/or the Company to damages claims from landowners on parcels previously sold by the Company and, particularly, could allegedly significantly negatively impact the value and marketability of its remaining land parcels in Kaanapali Golf Estates, which requires such easements for access and to ensure that the parcel enjoys necessary water and drainage rights. As a consequence of the ERS' alleged actions, the borrowers' counterclaims allege, among other things, that the ERS breached its duties under the contract, breached the ERS' implied covenant of good faith and fair dealing, fraudulently induced the borrowers to enter into the loan, acted in a fraudulent manner respecting its fiduciary relationship with the borrowers and/or acted in bad faith. The counterclaim seeks, among other things, damages, attorneys' fees and costs, and an order directing the ERS to provide the releases and consents required by the loan documents. There can be no assurance that defendants will prevail in the counterclaim or in the defense of ERS's attempt to realize on its security. On March 19, 2002, the court entered an order appointing a receiver for the property that is security for the loan, as well as for the golf course operations related thereto. The receiver has taken over the golf course operations from APIC and hired most of APIC's former employees. APIC's former employees are seeking from APIC payment of severance and certain benefits, among other things.

     The borrowers have been engaged in settlement negotiations with ERS since 2000, which negotiations have resulted in the execution of the ERS Settlement Agreement in March 2003. Although the borrowers believe that the transactions contemplated by the ERS Settlement Agreement will be consummated during the third quarter of 2003, the ERS Settlement Agreement is subject to contingencies including approval by the state court which has authority over the underlying litigation. Such approval is anticipated in the second quarter of 2003. As a consequence of such contingencies, there can be no assurance as to the consummation of such settlement agreement. Consummation of the ERS Settlement Agreement and the transactions contemplated therein would provide the Company with easements and other rights that it considers adequate for the development or sale of Parcel 22/23, but would also result in the Company having no further interest in the RKGC.

     In October 2002, in anticipation of the finalization of the ERS Settlement Agreement, Kaanapali Land, AHI and certain related entities entered into a Funding Agreement (the "Funding Agreement") with APIC, AFI and AFI's parent, Amfac Finance Limited Partnership ("AFLP") that specifies how amounts paid by Kaanapali Land as "Funding Entity" under such settlement agreement will be treated. Kaanapali Land was willing to enter into the Funding Agreement because, among other things, the ERS had threatened to file a significant claim in the Reorganization Case against the borrowers who are Debtors, which claim, if allowed in whole or significant part would likely cause a material adverse impact on the Company and its prospects for successfully implementing the Plan. Although the Debtors believe that any such claim would be without merit, either in whole or substantial part there could be no assurance that it would not ultimately be allowed in a significant amount. The existence of the Funding Agreement made it possible to enter into the ERS Settlement Agreement, which in turn has significantly reduced, if not eliminated, the risk that any such claim will be filed by ERS under the Plan. Generally, 1/6 of the funded amounts shall be treated as capital contributions to AHI and Pioneer Mill and then to APIC, on account of AHI's stock ownership in APIC. The remaining 5/6 of such amounts shall be treated as a loan by Kaanapali Land to AFLP, which will then be treated as having been contributed by AFLP, through AFI, to APIC on account of AFI's stock ownership in APIC. The ability of AFLP to reimburse Kaanapali Land for such loan amounts depends on the recovery by AFLP of a judgment it has obtained in certain litigation that is unrelated to the Company. There can be no assurance that AFLP will ultimately realize on such judgment or that it will obtain proceeds relative thereto or otherwise in an amount sufficient to satisfy the loan from Kaanapali Land.

     Concurrently with the execution of the ERS Settlement Agreement, APIC entered into a settlement agreement with the union representing the bargaining unit employees employed by APIC at the time the receivership commenced. Such settlement shall, upon consummation of the ERS Settlement Agreement, result in certain amounts being paid or distributed to such employees in return for releases by each of them and the union in favor of APIC and the Company. APIC intends to handle its former non-bargaining unit employees employed at the RKGC at such time in substantially the same manner. However, there can be no assurance that such settlement will be consummated, nor that all eligible former employees will take advantage of it.

     In connection with the Reorganization Case, the ERS, the Debtors and APIC, during the third quarter of 2002, entered into a Stipulation approved by the Bankruptcy Court, which as amended from time to time and approved by the Bankruptcy Court since originally entered, among other things, currently (i) provides for an extension of the bar date by which the ERS must file any claims it may have against any of the Debtors until five (5) business days after written notice from the Debtors and (ii) reserves the rights of the ERS and the Debtors with respect to objections that the ERS may have to the treatment of its claims under the Plan and further provides that such objections, if asserted, will be resolved by the Bankruptcy Court following confirmation of the Plan in the manner as set forth in the Stipulation. The consummation of the ERS Settlement Agreement would result in the release and waiver of any claims that the ERS might have against the Debtors in the Reorganization Case.

     On September 20, 1996, Oahu Sugar Company, LLC, successor by merger to Oahu Sugar Company, Limited ("Oahu Sugar") and a subsidiary of Kaanapali Land, filed a lawsuit, Oahu Sugar v. Walter Arakaki and Steve Swift, Case No. 96-3880-09, in the Circuit Court of the First Circuit, State of Hawaii.

In the lawsuit, Oahu Sugar, which is a Non-Debtor AHI Subsidiary, alleged that it entered into an agreement to sell to defendants certain sugar cane processing equipment at Oahu Sugar's sugar cane mill in Waipahu. Oahu Sugar alleged that defendants failed to timely dismantle and remove the equipment, as required by the agreement, and that defendants were obligated to pay Oahu Sugar rent for the area occupied by the equipment beyond the time provided for by the parties. Oahu Sugar further alleged that it provided notice to defendants that Oahu Sugar was entitled to treat the equipment as abandoned property and to sell the equipment, because the equipment had not been removed from the property in a timely fashion, as required by the parties' agreement. In its complaint, Oahu Sugar sought, among other things, declaratory relief that it was entitled to treat the equipment as abandoned, damages for breach of contract, and rent under an unjust enrichment theory.

     Defendants filed an answer, as amended, denying the substantive allegations of Oahu Sugar's complaint and asserting various affirmative defenses. In addition, the defendants filed a seven-count counterclaim against Oahu Sugar. In the counterclaim, defendants alleged, among other things, that Oahu Sugar failed to make the equipment available for removal on a timely basis, and that Oahu Sugar otherwise improperly interfered with defendants' plans for the removal and subsequent sale of the equipment. In the counterclaim, defendants sought, among other things, general, special and punitive damages, attorneys' fees, costs, and such other relief as the Court may have deemed appropriate.

     Oahu Sugar's declaratory relief claim was settled in advance of trial.

Oahu Sugar obtained dismissals and directed verdicts on six of defendants' claims. The remaining portions of the complaint and counterclaim proceeded to a jury trial and verdict. On December 2, 1999, the jury denied Oahu Sugar relief on its remaining claims and awarded the defendants approximately $2.6 million in damages on their counterclaim. On March 2, 2000, the trial court entered a judgment against Oahu Sugar for the $2.6 million in damages awarded by the jury. In addition, the trial court awarded counterclaimants $751 thousand in attorneys' fees, $28 thousand in costs and $866 thousand in prejudgment interest. Oahu Sugar's post trial motions for judgment as a matter of law and for a new trial were denied. Oahu Sugar filed a notice of appeal. The defendants began efforts to collect the amounts awarded to them. Defendants caused garnishee summons to be issued to various affiliated and unaffiliated entities. The defendants scheduled a debtor's examination for August 23, 2000 which was not concluded. The Hawaii Supreme Court scheduled the case for an appellate conference and mediation that was unsuccessful. Then, on January 3, 2001, the Hawaii Supreme Court entered an order dismissing the appeal. The Supreme Court held that it lacked jurisdiction over the appeal because the judgment entered on March 2, 2000 was legally defective in that it did not identify the claim for which judgment was entered or dismiss all of the other claims and counterclaims of the parties. In light of the order of the Hawaii Supreme Court, the parties filed legal briefs before the trial court to have the court determine, among other things, whether a corrected judgment consistent with the jury verdict may be entered as of March 2, 2000 or a new judgment order is required. After hearing the arguments of the parties, on March 19, 2001, the trial court ruled that it would not enter a corrected judgment as of March 2, 2000 and that a new judgment order will be required. On April 12, 2001, the court entered the new judgment order on the counterclaims providing for the payment of approximately $2.6 million in damages, $730 thousand in attorneys' fees, $28 thousand in costs, $867 thousand in prejudgment interest, and additional prejudgment interest from January 20, 2000 through April 12, 2001. From and after entry of the order, post-judgment interest will accrue on the unpaid balance at the statutory rate of ten percent per annum until paid in full. Oahu Sugar is pursuing an appeal and the opposing side has filed a cross appeal seeking further relief on any potential retrial of the matter. The case is fully briefed and awaits a decision by the Hawaii Supreme Court. Oahu Sugar continues to believe that it is entitled to affirmative relief on its complaint and that it has meritorious defenses to the counterclaim that it has pursued on appeal. The Company, however, can provide no assurances that it will be successful in obtaining affirmative relief or overturning the verdict against Oahu Sugar. This verdict, if upheld, could have a material adverse effect on the Oahu Sugar's financial condition.

     On or about December 15, 2000, Oahu Sugar and Oahu MS Development Corp. ("Oahu MS", f/k/a Amfac Property Development Corp.), subsidiaries of Kaanapali Land, among others, were named in a lawsuit entitled Walter Arakaki and Steve Swift v. Oahu Sugar Company, Limited et al., Civil No. 00-1-3817-12, and filed in the Circuit Court of the First Circuit of Hawaii. In the complaint, as amended, plaintiffs seek a declaration that certain conveyances of real estate made by Oahu Sugar or Oahu MS, since December 1996, were allegedly fraudulent transfers made in violation of the common law, the Hawaii fraudulent transfer act, and rights which they claim arose in connection with the claims they filed in Oahu Sugar v. Walter Arakaki and Steve Swift, Case No. 96-3880-09, discussed above (hereinafter, "underlying matter"). Plaintiffs seek, among other things, injunctive and declaratory relief, compensatory damages, punitive damages, orders of attachment against sales proceeds, voidance of certain transfers, foreclosure and other remedies in connection with various transfers of real estate made by Oahu Sugar to Oahu MS the Young Men's Christian Association of Honolulu ("YMCA"), and the Filipino Community Center, Inc. ("FCC"), among others, all over the years 1996-2000. The YMCA and FCC have also been named defendants in this action and have filed cross-claims for relief against Oahu Sugar and Oahu MS for alleged breach of warranty of title, indemnity and contribution in connection with their respective transactions, and seeking, among other things, damages, attorneys' fees, costs, and prejudgment interest. Oahu Sugar and Oahu MS have filed answers to the complaint, as amended, and the cross-claims. On May 3, 2001, plaintiffs filed an amended complaint dropping the remedy of foreclosure in connection with certain property transferred to the YMCA and adding various allegations including, without limitation, allegations regarding the final judgment entered in the underlying matter. The case is proceeding and is set for mediation in July 2003 and for trial in April 2004. Oahu Sugar and Oahu MS believe they have meritorious defenses and intend to pursue their defenses vigorously. However, there can be no assurances that this case, when once adjudicated, will not have a material adverse effect on the financial condition of Oahu Sugar or Oahu MS.

     The Company believes that Oahu Sugar has meritorious defenses to the above referenced pending lawsuits that continue to be pending and Oahu Sugar will defend itself vigorously. However, as Oahu Sugar is substantially without assets to satisfy any material existing or future judgment, there can be no assurances that these cases (or any of them), if adjudicated in a manner adverse to Oahu Sugar, will not have a material adverse effect on the financial condition of Oahu Sugar.

     On October 23, 2002, Oahu MS was named in a civil action entitled City Bank v. Amfac Property Development Corp., et. al. pending in the Circuit Court of the First Circuit, State of Hawaii, Civil No. 02-2494-10. In this case, plaintiff seeks injunctive relief and declaratory relief to cease actions preventing City Bank and its consultants from gaining access to the mortgaged property for environmental testing. Although plaintiff filed a Motion for Preliminary Injunction, no hearing has been set on the motion.

     On January 2, 2003, Oahu MS was named in a civil action entitled City Bank v. Amfac Property Development Corp., et. al. pending in the Circuit Court of the First Circuit, State of Hawaii, Civil No. 03-1-0005-01. In this case, plaintiff seeks foreclosure of property owned by Oahu and encumbered by a mortgage in favor of Plaintiff. Together with the Complaint, City Bank filed a Motion for Appointment of Receiver alleging that it is entitled to have a receiver appointed for an environmental audit on the mortgaged property and collection of all net rental income assigned to City Bank. This motion was granted.

     On or about February 23, 2001 Kekaha Sugar Co., Ltd., a subsidiary of Kaanapali Land, received a letter from the Hawaii Department of Health ("HDOH") assigning the Kekaha Sugar Co., Ltd. site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified five major areas of potential environmental concern including the former wood treatment plant, the herbicide mixing plant, the seed dipping plant, the settling pond, and the Kekaha Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. The assignment of the high priority status will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. Kekaha Sugar Co., Ltd. has responded to the letter. The United States Environmental Protection Agency has performed a visual inspection of the property and indicated there will be some testing performed. Kekaha Sugar Co., Ltd. is substantially without assets and further pursuit of this matter by HDOH could have a materially adverse effect on the financial condition of Kekaha Sugar Co., Ltd.

     On or about February 23, 2001, Lihue Plantation received a similar letter from the HDOH assigning the LPCo site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified four major areas of potential environmental concerning including the Lihue Plantation herbicide mixing plant, the seed dipping plant, the settling pond and the Lihue Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. As noted above, the high priority assignment will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed.

     Oahu MS has discovered chlorinated solvents in the groundwater at the former Oahu Sugar Waipahu Sugar Mill site. The contamination does not appear in high concentrations. Oahu MS' recommendation for remediation using hydrogen-releasing compounds has been rejected by the HDOH. Oahu MS may have to do further work at the site. At this point, Oahu MS is unable to identify with certainty the treatment options, if any, that the HDOH may require or approve for the site, or the costs of same.

     Pioneer Mill is engaged in an ongoing cleanup arising out of the discovery of petroleum contamination found at the Pioneer Mill site. The Pioneer Mill site has been assigned a high priority and the HDOH has shown an interest in the environmental conditions relating to or arising out of the former operations of Pioneer Mill. These issues will have to be addressed as they are raised. Currently, Pioneer Mill is awaiting a report on the results of environmental testing conducted on the site by the United States Environmental Protection Agency.

     As a result of an administrative order issued to Oahu Sugar by the Hawaii Department of Health, Order No. CH 98-001, dated January 27, 1998, Oahu Sugar is currently engaged in environmental site assessment of lands it leased from the U.S. Navy and located on the Waipio Peninsula. Sampling is underway and the investigation is otherwise still in its preliminary stages. Oahu Sugar has submitted a Remedial Investigation Report to the HDOH. The HDOH has provided comments which indicate additional testing may be required.

     In addition, the IRS filed a claim in the bankruptcy proceedings in the aggregate amount of approximately $20,600,000 for taxes, interest and penalties related to the years 1998-2000. The Company has contacted the IRS to request that it withdraw its claim due to the fact that the Plan leaves the IRS unimpaired relative to any taxes that may be due. Although the Company is optimistic that the IRS will withdraw such claim, it has not yet done so and there can be no assurance that it will. In any event, the IRS audit of the period covered by the claim is in its preliminary stages and no deficiencies in taxes have been proposed by the auditors. The Company intends to dispute vigorously any IRS claim for additional taxes, whether asserted by means of the claim filed in the bankruptcy proceeding, arising in the pending audit, or in future audits. However, there can be no assurance that the Company will be successful in such defense and, although the Company has reserved for potential tax liabilities on its financial statement,s to the extent that the Company is unsuccessful in defending against any such claims, either in the bankruptcy court or in connection with the IRS audits, the amount for which the Company could be liable could have a material adverse effect on the Company, given its relatively modest cash position.

     EC Managers, Inc., a subsidiary of Kaanapali Land, and general partner of EC Partners, L.P., formerly known as Arvida/JMB Partners, L.P.-II (the "Partnership"), has been named a defendant in a lawsuit filed on January 11, 1996 in the Circuit Court in and for the Eighteenth Judicial Circuit, Seminole County, Florida entitled Land Investment I, Ltd., Heathrow Land & Development Corporation, Heathrow Shopping Center Associates and Paulucci Investments v. Arvida/JMB Managers-II, Inc., Arvida/JMB Partners, L.P.-II, Arvida Company and JMB Realty Corporation, Case No. 96-62-CA-15E. The complaint, as amended, includes counts for breach of the management agreement, fraud in the inducement and conspiracy to commit fraud in the inducement, breach of the Heathrow partnership agreement and constructive trust in connection with the purchase and management of the Heathrow development. Plaintiffs seek, among other things, unspecified compensatory damages, punitive damages, prejudgment interest, attorneys' fees, costs, and such other relief as the Court deems appropriate. Substantial fact discovery has been conducted to date and the defendants expect further substantial discovery, both of fact and expert witnesses, to take place.

     On June 24, 1999, the Court granted partial summary judgment in favor of the plaintiffs against Arvida Company, finding that Arvida Company owed plaintiffs a fiduciary duty as a broker and advisor under the management agreement. The ruling did not reach the issue of the statute of limitations defense nor whether any such duties were owed in connection with the Partnership's acquisition of an interest in the Heathrow development through the Heathrow partnership.

     No discovery cut-off date or trial date has been set, although the court has indicated a desire to try this case in November, 2003.

     Kaanapali Land, as successor by merger, and D/C Distribution, a subsidiary of Kaanapali Land, have been named as defendants in personal injury actions allegedly based on exposure to asbestos. There are approximately 110 cases against such subsidiary that are pending on the mainland and are alleged based on such subsidiary's prior business operations. Each company believes that it has meritorious defenses against these actions, but can give no assurances as to the ultimate outcome of these cases. In the case of the subsidiary, there can be no certainty that such subsidiary will be able to satisfy all of its liabilities for these cases. As the subsidiary is without assets to satisfy any material existing or future judgments, there can be no assurances that these cases (or any of them), if adjudicated in a manner adverse to the subsidiary, will not have a material adverse effect on the financial condition of such subsidiary. Kaanapali Land does not believe that it has liability, directly or indirectly, for such subsidiary's obligations.

     Other than as described above and the Reorganization Case as described above, the Company is not involved in any material pending legal proceedings, other than ordinary routine litigation incidental to its business. The Company and/or certain of its affiliates have been named as defendants in several pending lawsuits. While it is impossible to predict the outcome of such routine litigation that is now pending (or threatened) and for which the potential liability is not covered by insurance, the Company is of the opinion that the ultimate liability from any of this litigation will not materially adversely affect the Company's consolidated results of operations or its financial condition.



ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no public market for the Company's membership interests. The Company has elected to be treated as a corporation for federal and state income tax purposes. As a consequence, under current law, holders of membership interests in the Company will not receive annual K-1 reports or direct allocations of profits or losses relating to the financial results of the Company as they would for the typical limited liability company that elects to be treated as a partnership for tax purposes. In addition, any distributions that may be made by the Company will be treated as dividends.

However, the Company does not anticipate making any distributions for the foreseeable future.



ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     As of December 31, 2002, a total of 122,005 Class A Shares and 1,613,513 Class B Shares had been issued and distributed pursuant to the Plan in reliance on the exemption set forth in Section 1145 of the U.S. Bankruptcy Code.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     GENERAL. The LLC Agreement provides for the issuance of an unlimited number of membership interests in Kaanapali Land which may be denominated as shares. Kaanapali Land has currently denominated two classes of common equity membership interests, Class A Shares and Class B Shares. As of April 23, 2003, there were approximately 139,776 Class A Shares outstanding, all of which were issued to various creditors of the Debtors under the Plan, (it is expected that approximately 19,000 additional Class A Shares of those that remain reserved for issuance under the Plan will be distributed) and there were 1,631,513 Class B Shares outstanding. So long as there is a Class A Representative (as described below), any common shares issued to or acquired by Pacific Trail or its affiliates are issued as Class B Shares. Kaanapali Land may issue additional membership interests in one or more classes, or one or more series of any such class, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties which may be senior to the Class A Shares and Class B Shares, all as shall be determined by Pacific Trail, including without limitation, with respect to (i) the rights of each class or series of shares to participate in distributions and (ii) the rights of each class or series of shares upon dissolution and liquidation of Kaanapali Land. All Class A Shares and Class B Shares are fully paid and nonassessable.

     Class A Shares and Class B Shares are identical in all respects (including with respect to voting and such distributions, if any, as may be declared by Pacific Trail as the manager, including liquidating distributions) except for certain entity governance provisions in the Kaanapali Land Company Agreement for the benefit of the Class A Shares, as described below. After the termination of the position of the Class A Representative, Class A Shares and Class B Shares shall become one class.

     No shareholder is entitled to any preemptive, preferential or other similar right with respect to additional capital contributions or loans to Kaanapali Land or issuance of any membership interests in Kaanapali Land, except as otherwise specified in the Kaanapali Land Company Agreement. No shareholder is entitled to resign as a member or withdraw its capital from Kaanapali Land. Each Class A Share is entitled to one vote on all matters on which holders of membership interests are entitled to vote generally. To the extent any consent, decision, approval or other right is vested solely in holders of Class A Shares, such consent, decision, approval or other right will be decided upon by holders of a majority of the Class A Shares issued and outstanding.

     MANAGEMENT OF KAANAPALI LAND. Pacific Trail is the manager of Kaanapali Land and has the exclusive power and authority under the Kaanapali Land Company Agreement to manage and conduct the business of Kaanapali Land, subject to those rights and covenants relating to the Class A Representative described below. Pacific Trail is not entitled to receive any compensation for serving as manager of Kaanapali Land, but Kaanapali Land bears all of its operating and administrative expenses, including reimbursements to the manager for such expenses incurred by the manager and its affiliates in performing its services (including a share of salary and employment related expenses of the individuals providing these services).

     CLASS A REPRESENTATIVE. Under the terms of the Kaanapali Land Company Agreement, an institution will be appointed as the Class A Representative. The initial Class A Representative is American Express Tax and Business Services, Inc. Kaanapali Land is required to deliver to the Class A Representative copies of all reports filed by Kaanapali Land with the Securities and Exchange Commission (including, without limitation, its annual and quarterly financial reports). The Class A Representative is entitled to reasonable access to the books and records of Kaanapali Land and to an annual meeting with manager of Kaanapali Land and its executive team to review the operations of Kaanapali Land. The position of the Class A Representative will terminate on the earlier of the fifth anniversary of the effective date of the Plan (November 13, 2007) or at such time as the number of outstanding Class A Shares represents less than 5% of the total number of shares of Kaanapali Land outstanding as of the effective date of the Plan. All reasonable fees and expenses of the Class A Representative will be paid by Kaanapali Land.

     In the event of the resignation of the Class A Representative, Pacific Trail is required to appoint a new Class A Representative which must be reasonably acceptable to the resigning Class A Representative. In the event of the removal of the Class A Representative, which may occur if the Class A Representative has dissolved or is adjudged bankrupt or insolvent, a receiver takes charge of the Class A Representative, or the Class A Representative willfully refuses to act in such capacity, PTH is required to promptly appoint a new Class A Representative, which appointment shall be effective subject to the reasonable objection of a majority of the Class A shareholders within 10 business days of notice of such appointment.

     COVENANTS RELATING TO CLASS A REPRESENTATIVE. Without the consent of the Class A Representative, Kaanapali Land may not incur any indebtedness owing to the Class B shareholders or their affiliates if, immediately after giving effect to the incurrence of such indebtedness and the application of the proceeds thereof, there would be in excess of $25 million in aggregate principal indebtedness from the Class B shareholders or their affiliates, if and so long as there is a Class A Representative. Any such indebtedness will bear interest at the "prime rate" as announced from time to time by Bank One N.A. and may be secured by property of Kaanapali Land and its subsidiaries. Kaanapali Land is required to deliver a certificate to the Class A Representative, in connection with the delivery of the annual report, to the effect that all transactions entered into between Kaanapali Land and any of the Class B shareholders or their affiliates during that fiscal year are described in the annual report in all material respects and, except as otherwise provided in the Kaanapali Land Company Agreement or as provided in any contract or agreement existing prior to the date of the Kaanapali Land Company Agreement which has been assumed by Kaanapali Land pursuant to the Plan, are on terms no less favorable, at the time of entering into the transaction, than those which are available from unaffiliated third parties for similar transactions in the same geographical area.

     TRANSFERABILITY OF SHARES OF KAANAPALI LAND. Class A Shares are freely transferable. Ownership of Class A Shares is reflected on the shareholder register of Kaanapali Land as maintained by its registered transfer agent, Wells Fargo Bank Minnesota, N.A., Corporate Trust Services, Sixth and Marquette; N9303-120, Minneapolis, Minnesota 55479. Kaanapali Land is under no obligation to cause the Class A Shares to be listed for trading on any securities exchange or quoted on any automated quotation system.

     Under the terms of the Kaanapali Land Company Agreement, the Class B shareholders may not sell or transfer any of their shares in Kaanapali Land, other than to their affiliates, unless such transaction provides for all holders of Class A Shares to have the right to sell or transfer of all of their Class A Shares on the same terms and conditions. In the event of any sale of the Class B Shares, the Class A shareholders will be required, without any further vote or consent, to sell their Class A Shares in such transaction.

     LIMITED LIABILITY OF KAANAPALI LAND SHAREHOLDERS. Under Delaware law and the Kaanapali Land Company Agreement, no shareholder of Kaanapali Land will be obligated personally for any debt, obligation or liability of Kaanapali Land solely by reason of being a member of Kaanapali Land.

     AMENDMENTS. The Kaanapali Land Company Agreement may be amended only upon the approval of members holding a majority of the total of the Class A Shares and Class B Shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICER

     Section 10.3 of the LLC Agreement provides as follows with respect to the indemnification of PTH, as the manager, any member of Kaanapali Land or the Class A Representative, and any affiliated person of any of the manager, any member or the Class A Representative (collectively, the "Covered Persons" and individually a "Covered Person"):

     (a) The Company shall indemnify, to the fullest extent permitted by applicable law, each Covered Person and each Covered Person's Affiliates, directors, trustees, members, managers, shareholders, officers, partners, controlling persons, employees and agents (including any individual who serves at their request as director, officer, partner, trustee or the like of another corporation, including the Company) and/or the legal representatives and controlling persons of any of them (each of the foregoing being an "Indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees and expenses reasonably incurred by such Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body, in which such Indemnitee may be or may have been threatened, while acting for, or on behalf of the Company or in furtherance of the Company's business except to the extent (and only to the extent) it is established (i) by final judgment adverse to such Indemnitee that the actions (or failure to act) were (was) material to the matter giving rise to the proceeding and were (was) the result of active and deliberate dishonesty;
           (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, that such Indemnitee had reasonable cause to believe that the act or omission was unlawful. Any indemnification made pursuant to this Section 10.3 shall be made only out of assets of the Company, including errors' and omissions' insurance for such purpose.

     The following sections of the LLC Agreement provide as follows with respect to the limitation of liability of the Covered Persons:

           SECTION 10.1 LIABILITY. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company or any other Covered Person solely by reason of being a Covered Person.

           SECTION 10.2 DUTIES OF COVERED PERSONS; EXCULPATION. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) under applicable law and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement, and in no event shall any Covered Person be liable to the Company or to any other Covered Person for any act or omission if such Covered Person acted in good faith and in a manner reasonably believed to be in the best interests of the Company or, if the Class A Representative is the Covered Person, in a manner reasonably believed to be in the best interests of the Class A Members. The provisions of this Agreement, to the extent that they limit the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                          KAANAPALI LAND, LLC

                                 INDEX


Report of Independent Auditors

Consolidated Balance Sheets, December 31, 2002 and 2001

Consolidated Statements of Operations for the years ended
  December 31, 2002, 2001 and 2000

Consolidated Statements of Stockholder's Equity (Deficit) for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended
  December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements



Schedules not filed:

     All schedules have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

                    REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Kaanapali Land, LLC


We have audited the accompanying consolidated balance sheets of Kaanapali Land, LLC (and the predecessors thereof as defined in Note 1) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kaanapali Land, LLC (and the predecessors thereof as defined in Note 1) at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.






                                        /s/ Ernst & Young LLP




Chicago, Illinois
April 25, 2003

                          KAANAPALI LAND, LLC

                      Consolidated Balance Sheets

                      December 31, 2002 and 2001
               (Dollars in Thousands, except share data)


                              A S S E T S
                              -----------
                                               2002         2001
                                             --------     --------
Cash and cash equivalents . . . . . . .      $ 15,848       19,988
Receivables, net. . . . . . . . . . . .         1,959        2,166
Inventories . . . . . . . . . . . . . .           159          444
Property, net . . . . . . . . . . . . .       142,832      158,099
Amounts due from affiliates, net. . . .            19        1,523
Deferred costs and expenses, net. . . .           213        4,621
Prepaid pension costs . . . . . . . . .        25,905       23,610
Other assets. . . . . . . . . . . . . .         2,691       13,177
                                             --------     --------
                                             $189,626      223,628
                                             ========     ========

                         L I A B I L I T I E S
                         ---------------------

Accounts payable and accrued expenses .      $ 10,202       16,206
Deferred income taxes . . . . . . . . .         9,143       53,971
Accumulated postretirement benefit
  obligation. . . . . . . . . . . . . .        23,560       33,118
Other liabilities . . . . . . . . . . .        51,705       57,941
Mortgage and other notes payable. . . .        11,248      125,032
                                             --------     --------
        Total liabilities . . . . . . .       105,858      286,268

Commitments and contingencies

Investment in unconsolidated entities,
  at equity . . . . . . . . . . . . . .        61,273       61,006

        S T O C K H O L D E R S'  E Q U I T Y  (D E F I C I T )
        ------------------------------------------------------

Common stock, at 12/31/02 non par value
  (shares authorized - 4,500,000;
  shares issued 1,863,213.49 and at
  12/31/01 $20.00 par value (shares
  authorized - 5,000; shares issued -
  3,990.9483) . . . . . . . . . . . . .         --              81
Additional paid-in capital. . . . . . .         5,357       91,845
Accumulated earnings (deficit). . . . .        17,138     (211,791)
                                             --------     --------
                                               22,495     (119,865)
Less:  Treasury stock (72.9459 shares
  at 12/31/01). . . . . . . . . . . . .         --          (3,781)
                                             --------     --------
        Total stockholders' equity
          (deficit) . . . . . . . . . .        22,495     (123,646)
                                             --------     --------
                                             $189,626      223,628
                                             ========     ========





              The accompanying notes are an integral part
               of the consolidated financial statements.

                          KAANAPALI LAND, LLC

                 Consolidated Statements of Operations

             Years ended December 31, 2002, 2001 and 2000
            (Dollars in Thousands Except Per Share Amounts)


                                     2002       2001        2000
                                   --------   --------    --------
Revenues:
  Sales . . . . . . . . . . . . .  $ 11,085     59,079      75,123
  Interest and other income . . .        27     12,162       4,124
  Extinguishment of debt. . . . .     --        10,653       --
                                   --------   --------    --------
                                     11,112     81,894      79,247
                                   --------   --------    --------
Cost and expenses:
  Cost of sales . . . . . . . . .    (4,344)    50,796      83,593
  Selling, general and
    administrative. . . . . . . .    12,505     15,652      18,265
  Interest. . . . . . . . . . . .     2,395     11,387      18,227
  Depreciation and amortization .     2,994      3,621       5,865
  Reduction to carrying value
    of investments. . . . . . . .    13,717     18,109      37,853
                                   --------   --------    --------
                                     27,267     99,565     163,803
                                   --------   --------    --------

Operating loss. . . . . . . . . .   (16,155)   (17,671)    (84,556)

  Equity in income (loss) from
    unconsolidated investments. .     5,180    (12,967)      2,162
                                   --------   --------    --------
  Loss from continuing operations
    before income taxes, discon-
    tinued operations and extra-
    ordinary gain on reorganiza-
    tion. . . . . . . . . . . . .   (10,975)   (30,638)    (82,394)

  Income tax benefit. . . . . . .    15,141      3,462      29,570
                                   --------   --------    --------

  Income (loss) from continuing
    operations. . . . . . . . . .     4,166    (27,176)    (52,824)
  Income (loss) from discontinued
    operations, net of applicable
    income taxes. . . . . . . . .     --        10,094       7,117
  Extraordinary gain on
    reorganization, net . . . . .   136,618      --          --
                                   --------   --------    --------
        Net income (loss) . . . .  $140,784    (17,082)    (45,707)
                                   ========   ========    ========

Earnings per share:
  Income (loss) from continuing
    operations. . . . . . . . . .     (a)       (6,794)    (13,206)
                                   ========   ========    ========
  Net income (loss) . . . . . . .     (a)       (4,270)    (11,427)
                                   ========   ========    ========

   (a) The income from continuing operations per share and the net income per share for the period prior to the Plan Effective Date is $3,235 and $37,389, respectively. The loss from continuing operations per share and the net loss per share for the period after the Plan Effective Date is $5 and $5, respectively.

              The accompanying notes are an integral part
               of the consolidated financial statements.

                                             KAANAPALI LAND, LLC

                          Consolidated Statements of Stockholders' Equity (Deficit)

                                Years ended December 31, 2002, 2001 and 2000
                                           (Dollars in Thousands)

                                                                                                 Total
                                                                                                 Stock-
                                                Additional      Accumu-                          holders'
                                   Common        Paid-In        lated           Treasury         Equity
                                   Stock         Capital        Deficit          Stock          (Deficit)
                                  --------      ---------       --------        --------        --------

Balance at January 1, 2000.       $     81         91,845       (118,722)         (3,781)        (30,577)

Net loss. . . . . . . . . .            --           --           (45,707)          --            (45,707)

Spinoff of subsidiary . . .            --           --             4,350           --              4,350
                                  --------       --------       --------        --------        --------

Balance at December 31, 2000            81         91,845       (160,079)         (3,781)        (71,934)

Net loss. . . . . . . . . .            --           --           (17,082)          --            (17,082)

Distribution of uncon-
  solidated investment. . .            --           --              (312)          --               (312)

Spinoff of subsidiary . . .            --           --           (34,318)          --            (34,318)
                                  --------       --------       --------        --------        --------
Balance at December 31, 2001            81         91,845       (211,791)         (3,781)       (123,646)

Net income. . . . . . . . .            --           --           140,784           --            140,784

Effect of reorganization. .            (81)       (86,488)        88,145           3,781           5,357
                                  --------       --------       --------        --------        --------

Balance at December 31, 2002      $    --           5,357         17,138           --             22,495
                                  ========       ========       ========        ========        ========





                                 The accompanying notes are an integral part
                                  of the consolidated financial statements.

                          KAANAPALI LAND, LLC

                 Consolidated Statements of Cash Flows

             Years ended December 31, 2002, 2001 and 2000
                        (Dollars in Thousands)


                                      2002       2001       2000
                                    --------   --------   --------
Cash flows from operating
 activities:
  Net income (loss) . . . . . . .   $140,784    (17,082)   (45,707)
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) continuing
   operations:
    Income from discontinued
      operations, net . . . . . .      --       (10,094)    (7,117)
    Extraordinary gain on
      reorganization, net . . . .   (136,618)     --         --
    Restructuring costs . . . . .     (3,042)     --         --
    Depreciation and amortization      2,994      3,621      5,865
    Equity in loss (income) from
      unconsolidated investments.     (5,180)    12,967     (2,162)
    Reduction to carrying value
      of investments. . . . . . .     13,717     18,109     37,853
    Interest deferred on long-term
      debt. . . . . . . . . . . .      --          (167)       165
    Extinguishment of debt. . . .      --       (10,717)     --
  Changes in operating assets and
   liabilities:
    Receivables, net. . . . . . .        207        568      2,232
    Inventories . . . . . . . . .        285     (1,249)    13,743
    Accounts payable, accrued
      expenses and other. . . . .     (9,947)    18,719     17,039
    Deferred income taxes . . . .    (15,141)    (3,462)   (26,299)
                                    --------   --------   --------

Net cash provided by (used in)
  continuing operating activities    (11,941)    11,213     (4,388)
Net cash provided by discon-
  tinued operating activities . .      --         --        27,538
                                    --------   --------   --------
Net cash provided by (used in)
  operating activities. . . . . .    (11,941)    11,213     23,150

Cash flows from investing activities:
  Property additions. . . . . . .       (178)      (532)    (3,023)
  Property additions, discontinued
    operations. . . . . . . . . .      --         --        (5,629)
  Property sales, disposals and
    retirements, net. . . . . . .        457      3,191      1,061
  Property sales, disposals, net,
    discontinued operations . . .      --         --           188
  Deferred contract cost additions,
    discontinued operations . . .      --         --        (4,817)
  Distributions from investments
    in unconsolidated entities,
    at equity . . . . . . . . . .     10,475        381        215
                                    --------   --------   --------
Net cash provided by (used in)
  investing activities. . . . . .     10,754      3,040    (12,005)

                          KAANAPALI LAND, LLC

                                      2002       2001       2000
                                    --------   --------   --------

Cash flows from financing activities:
  Loan proceeds . . . . . . . . .      --         8,500      --
  Net repayments of debt. . . . .       (103)   (19,027)      (261)
  Net repayments of debt,
    discontinued operations . . .      --         --       (11,800)
  Amounts due to affiliates . . .                 --         --
  Loan acquisition costs. . . . .      --           (23)       (35)
  Settlement payments pursuant
    to the Plan . . . . . . . . .     (2,850)     --         --
                                    --------   --------   --------
        Net cash provided by
          (used in) financing
          activities. . . . . . .     (2,953)   (10,550)   (12,096)
                                    --------   --------   --------
        Net increase (decrease) in
          cash and cash equivalents   (4,140)     3,703       (951)
        Cash and cash equivalents
          at beginning of year. .     19,988     16,285     17,236
                                    --------   --------   --------
        Cash and cash equivalents
          at end of year. . . . .   $ 15,848     19,988     16,285
                                    ========   ========   ========

Supplemental disclosure of
 cash flow information:
  Cash paid for interest from
    continuing operations . . . .   $    916      7,083     12,826
  Cash paid for interest from
    discontinued operations . . .      --        --         11,222
                                    --------   --------   --------
                                    $    916      7,083     24,048
                                    ========   ========   ========

  Cash received (paid)
    for income taxes. . . . . . .   $      8      --           144
                                    ========   ========   ========

                          KAANAPALI LAND, LLC

                                      2002       2001       2000
                                    --------   --------   --------

Activity due to spinoff of
 subsidiary:
  Reduction in current assets . .   $  --         --          (728)
  Reduction in property, plant
    and equipment . . . . . . . .      --         --       (45,557)
  Reduction in current liabilities     --         --         1,952
  Reduction in debt in default. .      --         --        75,322
  Reduction in deferred tax
    liability . . . . . . . . . .      --         --        14,876
  Reduction in other assets/
    liabilities . . . . . . . . .      --         --           421
  Establishment of investment in
    unconsolidated entity,
    at equity . . . . . . . . . .      --         --       (41,936)
                                    --------   --------   --------

Net contribution due to spinoff .   $  --         --         4,350
                                    ========   ========   ========

Extraordinary gain on reorganization:
  Reduction in other notes
    payable - COLAs . . . . . . .   $111,195      --         --
  Reduction in deferred taxes . .     29,688      --         --
  Reduction in accrued expenses .      3,059      --         --
  Reduction in other assets/
    liabilities . . . . . . . . .      1,075      --         --
  Payments of restructuring costs     (3,042)     --         --
  Additional paid in capital -
    stock issuance. . . . . . . .     (5,357)     --         --
                                    --------   --------   --------
  Extraordinary gain on
    reorganization. . . . . . . .   $136,618      --         --
                                    ========   ========   ========

























              The accompanying notes are an integral part
               of the consolidated financial statements.

                          KAANAPALI LAND, LLC

              Notes to Consolidated Financial Statements

                        (Dollars in Thousands)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BASIS OF ACCOUNTING

     Kaanapali Land, LLC ("Kaanapali Land"), a Delaware limited liability company is the reorganized entity resulting from the Joint Plan of Reorganization of Amfac Hawaii, LLC ("AHI"), Certain of Its Subsidiaries (together with AHI, the "AHI Debtors") and FHT Corporation (FHTC and, together with the AHI Debtors, the "Debtors") under Chapter 11 of the Bankruptcy Code, dated June 11, 2002 (as amended, the "Plan"). As indicated in the Plan, Kaanapali Land has elected to be taxable as a corporation. The Debtors had filed their petition for reorganization under Chapter 11 on February 27, 2002 (the "Petition Date") in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court") which petitions were consolidated into a single joint proceeding by the Bankruptcy Court (the "Reorganization Case").

     The principal goal of the Plan was to address the Debtors' debt burdens so that the Debtors could emerge from Chapter 11 with a viable capital structure and with the resources necessary to operate their businesses and improve the value of their land holdings. The Plan achieved this goal by converting certain indebtedness and other liabilities of the Debtors into new equity of Kaanapali Land (to the extent such creditors did not elect an available cash distribution option). Another goal of the Plan was to secure additional liquidity for the Debtors to help fund future operations. The Plan achieved this goal through the Merger of FHTC with Northbrook Corporation ("Northbrook"), which made the assets and liquidity of Northbrook available to the Debtors to help fund their land development business. FHTC was the surviving entity in such merger, and shortly thereafter was in turn merged into Kaanapali Land pursuant to the Plan.

     The Plan was confirmed by the Bankruptcy Court by orders dated
July 29, 2002 and October 30, 2002 (collectively, the "Order") and became effective November 13, 2002 (the "Plan Effective Date"). Kaanapali Land continues to work toward completion of the various requirements of the Plan and to implement the restructuring transactions that are contemplated to be effected under the Plan, including, among other things, the resolution of all outstanding claims and distributions on all claims that are allowed under the Plan.

     In accordance with the Plan, approximately 1,863,000 shares of Kaanapali Land were issued during 2002. The assets and liabilities of Kaanapali Land are essentially the same as those of Northbrook and its subsidiaries and, thus, Northbrook is considered to be the predecessor entity of Kaanapali Land for 2000, 2001, and the portion of 2002 prior to the Plan Effective Date. As greater than 85% of the shareholders in Kaanapali Land were shareholders or affiliates of shareholders in Northbrook, the assets and liabilities of Kaanapali Land were recorded at the historical carry-over basis of Northbrook.

     The accompanying consolidated financial statements include the accounts of Kaanapali Land and all of its subsidiaries and its predecessor (collectively, the "Company"), which include AHI and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Discontinued operations represent the resorts business (collectively "Resorts") and include Xanterra Parks & Resorts, L.L.C. and its wholly-owned subsidiaries, Xanterra, Inc. and its wholly-owned subsidiary Xanterra Parks & Resorts, Inc. (See Note 9). The Resorts entities were spun-off by Northbrook to its sole shareholder on December 31, 2001.

     The Company's continuing operations are in three business segments agriculture, property and golf. The Golf segment includes that of Amfac Property Investment Corp. ("APIC"), an equity investee. Though APIC continues to own the Royal Kaanapali Golf Courses, a receiver was appointed to operate them on March 19, 2002 and it is anticipated that APIC will no longer have title to such golf courses after consummation of the settlement with the Employees' Retirement System of the State of Hawaii ("ERS"), as described in Note 3. The Agriculture segment grew and processed sugar cane (prior to the shutdown of its remaining sugar operations in November, 2000) and grew, processed and marketed coffee (prior to the shutdown of operations in September 2001) and continues to grow seed corn under contract. The Property segment primarily develops land for sale and negotiates bulk sales of undeveloped land. The Golf segment is responsible for the management and operation of the Waikele Golf Course. The Property, Agriculture and Golf segments operate exclusively in the State of Hawaii. For further information on the Company's business segments see Note 10.

     STATEMENT OF CASH FLOWS

     The Company considers as cash equivalents all amounts of U.S. government obligations and certificates of deposit held with maturities of three months or less when purchased and all money market funds.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures about Fair Value of Financial Instruments", requires entities to disclose the SFAS No. 107 value of certain on and off balance sheet financial instruments for which it is practicable to estimate. Value is defined in SFAS No. 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Except as noted below, the Company believes the carrying amounts of its financial instruments on its balance sheet approximate SFAS No. 107 value due to the relatively short maturity of these instruments. Except for the Certificates of Land Appreciation Notes ("COLAs") (which were discharged by the Bankruptcy Court on the Effective
Date), the Company believes the carrying value of its debt (see Note 3) approximates fair value.

     INVENTORY CAPITALIZATION

     The Company capitalizes all of the expenditures incurred in bringing crops to their existing condition and location. Inventory reflected in the accompanying consolidated balance sheets at December 31, 2002 and 2001 is not in excess of its estimated net realizable value.

     RECEIVABLES

     The allowance for doubtful receivables was $452 and $454 at December 31, 2002 and 2001, respectively.

     INVESTMENTS

     Investments in certain partnerships and related entities over which the Company exercises significant influence are accounted for by the equity method. To the extent any subsidiary of Kaanapali Land engages in such activities as general partner, such subsidiary may be contingently liable for the obligations of its partnership and joint venture investments.

     LAND DEVELOPMENT

     Project costs associated with the acquisition, development and construction of real estate projects are capitalized and classified as Property. Such capitalized costs are not in excess of the projects' estimated fair value as reviewed periodically or as considered necessary. In addition, interest is capitalized to qualifying assets during the period that such assets are undergoing activities necessary to prepare them for their intended use. No interest has been capitalized for the periods presented.

     RECOGNITION OF PROFIT FROM REAL PROPERTY SALES

     For real property sales, profit is recognized in full when the collectibility of the sales price is reasonably assured and the earnings process is virtually complete. When the sale does not meet the requirements for full profit recognition, a portion of the profit is deferred until such requirements are met.

     PROPERTY

     Property is stated at cost. Depreciation is based on the straight-line method over the estimated economic lives of 20-40 years for land improvements, 3-18 years for machinery and equipment, or the lease term if less. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

     In 2002, 2001 and 2000, the Company recognized impairment losses of $13,717, $18,109 and $37,853. The 2002 impairment loss was primarily to reduce the carrying value of certain land parcels that are not considered to be part of future development plans. The 2001 impairment loss represented $13,725 to reduce the carrying value of certain land parcels and $4,384 related to assets used in the agricultural operations. The 2000 impairment loss represented $15,853 to reduce the carrying value of certain land parcels and $22,000 related to assets used in the agricultural operations.

     Provisions for impairment losses related to long-lived assets, if any, are recognized when expected future cash flows are less than the carrying values of the assets. If indicators of impairment are present, the Company evaluates the carrying value of the related long-lived assets in relationship to the future undiscounted cash flows of the underlying operations or anticipated sales proceeds. The Company adjusts the net book value of property to fair value if the sum of the expected future cash flow or sales proceeds is less than book value.

                                                2002         2001
                                              --------     --------
  Property, net:
    Land and land improvements. . . . . .     $130,479      138,410
    Buildings . . . . . . . . . . . . . .       21,586       26,703
    Machinery and equipment . . . . . . .       25,929       26,717
                                              --------     --------
                                               177,994      191,830
    Accumulated depreciation. . . . . . .      (35,162)     (33,731)
                                              --------     --------
    Property, net . . . . . . . . . . . .     $142,832      158,099
                                              ========     ========

     Land held for sale of approximately $11,000 and $4,900 is included in Property in the consolidated balance sheets at December 31, 2002 and 2001 and is carried at the lower of cost or fair value less cost to sell.

     DEFERRED COSTS AND EXPENSES

     Deferred costs and expenses consist primarily of financing costs related to various debt instruments. Such costs are being amortized on an effective interest or a straight-line basis over the terms of the related debt and the contracts.

     Accumulated amortization was $27 and $836 at December 31, 2002 and 2001, respectively.

     OTHER LIABILITIES

     Other liabilities includes project completion costs on land sold in prior years, reserves for losses on divested segments, reserves for workmen's compensation and general liability claims, and reserves for commitments and contingencies as discussed in Note 8, including potential tax liabilities.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FASB Statement No. 144) which supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. FASB Statement No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale". The Company has presented separately as discontinued operations in all periods the results of operations for all assets disposed of on or after January 1, 2002 (the date of adoption of SFAS No. 144) and for all assets classified as real estate held for disposition as of December 31, 2002. In addition, discontinued operations in accordance with APB 30 for 2001 and 2000 have been classified as discontinued operations in the accompanying consolidated statements of operations.

     In April 2002, the FASB issued Statement No. 145 which, among other things, rescinds the requirement that gains and losses on extinguishments of debt be classified as extraordinary items. The Company adopted Statement No. 145 effective January 1, 2002, which requires reclassifications of prior extraordinary gains on extinguishment of debt.

     RECLASSIFICATIONS

     Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

(2)  INVESTMENTS

     The Company's investments in unconsolidated entities at December 31, 2002 and 2001 consist of the following:

                        Ownership Percentage      Carrying Value
                        --------------------   --------------------
Description                2002       2001       2002        2001
-----------              --------   --------   --------    --------
Amfac Finance Limited
 Partnership (including
 its 83.33% investment
 in APIC) . . . . . .          0%      85.38%  $(49,521)    (49,837)
Amfac Property Invest-
 ment Corp. . . . . .      16.67%      16.67%   (11,752)    (11,168)
Real estate partner-
 ships. . . . . . . .                Various       --            (1)
                                               --------    --------
                                               $(61,273)    (61,006)
                                               ========    ========

     The Company does not control Amfac Finance Limited Partnership ("AFLP") and, accordingly, AFLP is accounted for on the equity method. All intercompany amounts have been eliminated in the accompanying consolidated financial statements.

     Effective December 28, 2000, AF Investors, LLC ("AF Investors"), a subsidiary of AFLP, made a capital contribution to APIC in return for 83.33% of the shares of APIC. Immediately prior to AF Investors' capital contribution, APIC was a wholly-owned subsidiary of AHI. The $4,350 increase in consolidated stockholders' equity as of December 31, 2000, represents the net deficit of APIC that has been allocated to that portion of APIC no longer attributable to the Company's ownership interests. APIC owns and operates the Royal Kaanapali Golf Courses ("RKGC"). The net losses related to the golf course operations (including related interest charges) of $2,332 for the year ended December 31, 2000 is included in the net loss in the consolidated statements of operations. In 2001, AFLP redeemed an approximately 4% limited partnership interest held by the Company in exchange for distribution of a portion of debt from a consolidated subsidiary of the Company.

     In 2002 and 2001, the ownership interest in APIC's operations is reflected on the equity method of accounting. The accompanying 2002 and 2001 consolidated statement of operations reflects a net after-tax loss of $3,068 and $18,582, respectively, representing the Company's share of the net losses related to the golf course operations (including related interest charges) and the impairment loss recorded by APIC in 2001 to adjust the carrying value of the golf courses to their estimated market value. As of December 31, 2001, AF Investors was a 99.52% owned subsidiary of Amfac Finance and Amfac Finance was 85.38% owned by Northbrook which held a limited partnership interest therein.

     In December 2002, AFLP redeemed the interest held by Kaanapali Land (as successor to Northbrook) for approximately $60. Kaanapali Land however remains obligated under certain circumstances to fund costs related to, among other things, golf course improvements required under the settlement agreement with the ERS described below. These funding obligations are currently estimated to be approximately $1,300, of which a portion is anticipated to be reimbursed by AFLP under the Funding Agreement entered into by Kaanapali Land, AFLP and certain other affiliated entities in October 2002. The Company continues to record its investment in unconsolidated entities due to its potential funding obligations and because the Company is awaiting final consumption of the ERS settlement agreement, which is subject to court approval. Upon resolution of these matters, the Company expects to record a gain on disposition of its investment for financial reporting purposes to the extent of its investment in unconsolidated entities.

     See Footnote 8 for additional discussion.

     In addition, equity in income (loss) from unconsolidated investments includes the gain from the 2002 sale of an interest in a hotel and the Company's share of the results of operations of the hotel prior to the sale of the Company's interest.


(3)  MORTGAGE AND OTHER NOTES PAYABLE

     Each component of the Company's mortgage and other notes payable was entered into by the separate operating subsidiaries of the Company and generally places certain specified restrictions on the transfer of an individual subsidiary's assets, as well as on the use of proceeds generated from operations and the sales of such assets.

     A summary and description of the Company's mortgage and other notes payable as of December 31, 2002 and 2001 is as follows:

                                                2002         2001
                                              --------     --------
        COLAs (A) . . . . . . . . . . . .     $   --        113,682
        Waikele Golf Course (B) . . . . .        8,398        8,500
        Oahu Sugar mill site (C). . . . .        2,850        2,850
                                              --------     --------
                                              $ 11,248      125,032
                                              ========     ========

     (A) The COLA's and the Senior Indebtedness referred to below were discharged as to the Debtors and restructured effective on the Plan Effective Date pursuant to the emergence of the Debtors from bankruptcy in 2002 and the restructuring transactions contemplated by the Plan. Such restructuring caused the remaining unsatisfied COLA indebtedness to be assigned to Kaanapali Land and entitled the previous holders thereof as of the distribution record date under the Plan who made timely cash elections under the Plan to receive cash in the amount of $35 per $500 principal amount of COLAs. All other holders of COLAs as of the distribution record date under the Plan are entitled to receive 1 Class A Share of Kaanapali Land per $500 principal amount of COLAs in conversion of their COLAs. It is expected that the restructuring of the COLAs under the Plan will ultimately result in distributions of cash respecting approximately 25.5% of the COLAs, anticipated to total approximately $2.49 million with the remainder converted into Class A Shares of Kaanapali Land (or Class B Shares of Kaanapali Land as described below). Although a significant portion of such distributions were made in 2002, they are not anticipated to be substantially completed until the fourth quarter of 2004 and the Company accrued approximately $700 related to such amounts as of December 31, 2002. All of the Senior Indebtedness, COLA note claims and claims held by entities and individuals affiliated with the Company against the Debtors were converted into Class B shares of Kaanapali Land.

     The COLAs were unsecured debt obligations of AHI, and were subordinated in priority to all "Senior Indebtedness" (as defined in the
Indenture governing the COLAs).   Senior Debt payable to Northbrook and its
affiliates (including deferred interest) totaled approximately $188,000 and $186,108 at the Petition Date and December 31, 2001, respectively, and has been eliminated in the accompanying consolidated financial statements. The COLAs were issued in 1989, were scheduled to mature on December 31, 2008, and bore interest payable semiannually at 10% per annum ("Base Interest") of the outstanding principal balance on a cumulative, non-compounded basis, of which 6% per annum is contingent ("Contingent Base Interest") and payable, only to the extent of Net Cash Flow or Maturity Market Value (as defined in the Indenture). AHI did not generate a sufficient level of Net Cash Flow to pay Contingent Base Interest on the COLAs from 1990 through the Petition Date, and any remaining obligation to do so was discharged on the Plan Effective Date. Therefore, no cumulative deferred Contingent Base Interest related to the period from August 31, 1989 (Final Issuance Date) through the Petition Date has been paid or accrued in the accompanying consolidated financial statements.

     For financial reporting purposes, interest had been accrued on the COLAs using the effective interest method. Accordingly, the consolidated financial statements include Base Interest at 4% per annum ("Mandatory Base Interest") for the period January 1, 2002 to the Petition Date and the year ended December 31, 2001. No interest was accrued after the Petition Date in accordance with the Plan. Pursuant to the Plan, the COLAs were discharged as to the Debtors and restructured effective as of the Plan Effective Date in return for the distributions mentioned in item (A) above.

     (B) The Waikele Golf Course debt, secured by the Waikele Golf Course, had an original principal balance of $8,500, an interest rate of LIBOR plus 3.75%, principal amortization based on a 25-year amortization schedule and a maturity date of December 1, 2006. The loan has certain cash flow and other financial covenants.

     (C) In December 1996, Oahu MS, a wholly-owned subsidiary of Kaanapali Land, obtained a $10,000 loan facility from City Bank. The loan, which had been extended through December 1, 2000 with certain modifications, is secured by a mortgage on certain property at the Oahu Sugar mill-site (the sugar plantation was closed in 1995). Such extended loan bore interest at the bank's base rate plus 1.25%. In January 2001, Oahu MS reached an agreement with the Bank for an extension until December 1, 2001 with a principal payment of $150 upon execution of the agreement leaving a remaining outstanding principal balance of $2,850. On December 1, 2001, Oahu MS reached an agreement with the bank for an additional extension until March 1, 2002. On June 28, 2002, City Bank and Oahu MS entered into an agreement extending the loan for an additional nine months to December 1, 2002 at City Bank's base rate plus 2%. On the maturity date, Oahu MS did not pay the balance due. On January 2, 2003, City Bank filed a complaint for foreclosure. In January 2003, Oahu MS and City Bank commenced settlement discussions and the parties subsequently reached a tentative agreement involving extension of the maturity date of the loan. City Bank terminated negotiations regarding the form of the Loan Modification and Extension Agreement on March 10, 2003. Oahu MS does not have the funds necessary to pay the remaining balance of the loan without sale of the remaining mill site land. If such loan cannot be further extended, it would likely result in Oahu MS no longer having an ownership interest in the property. The outstanding balance has been reflected as maturing in 2003 in the schedule of annual principal payments. The net book value of the mill site land securing the loan is less than the outstanding balance of the indebtedness.

     Scheduled annual principal maturities on the Company's mortgage and other notes payable are as follows:

                 2003 . . . . . . $ 2,959
                 2004 . . . . . .     119
                 2005 . . . . . .     129
                 2006 . . . . . .   8,041
                 2007 . . . . . .   --
                 Thereafter . . .   --
                                  -------
                 Total. . . . . . $11,248
                                  =======

(4)  RENTAL ARRANGEMENTS

     The Company has rented, as lessee, various land, facilities and equipment under operating leases. Most land leases provided for renewal options and minimum rentals plus contingent payments based on revenues or profits. Included as rent expense in selling, general and administrative expense are minimum rentals and contingent payments for operating leases in the following amounts:

                                           2002     2001      2000
                                         -------   -------  -------

    Minimum and fixed rents . . . . . .  $ 1,381     1,475    1,723
    Contingent payments . . . . . . . .      124       559    1,163
    Property taxes, insurance
      and other charges . . . . . . . .      655       669    1,182
                                         -------   -------  -------
                                         $ 2,160     2,703    4,068
                                         =======   =======  =======

Future minimum lease payments under noncancelable operating leases aggregate approximately $351 and are due as follows: $196, $139 and $16 for 2003, 2004 and 2005, respectively. Certain leases where Debtors were the lessee were rejected pursuant to the Plan, which reduced any pre-Petition Date and prospective liability of the Company for them to claims that were allowed under the Plan, if entitled to distributions of cash or Class A Shares of Kaanapali Land as provided in the Plan.

(5)  EMPLOYEE BENEFIT PLANS

     (a)  PENSION PLANS

     As of December 31, 2002, the Company participates in a defined benefit pension plan that covers substantially all its eligible employees. The Plan is sponsored and maintained by Kaanapali Land in conjunction with other plans providing benefits to employees of Kaanapali Land and its affiliates. The Pension Plan for Bargaining Unit Employees of Amfac Plantations (the "Pension Plan") provides benefits based primarily on length of service and career-average compensation levels. Accordingly, there is no difference between the accumulated benefit obligation and the projected benefit obligation. Kaanapali Land's policy is to fund pension costs in accordance with the minimum funding requirements under provisions of the Employee Retirement Income Security Act ("ERISA"). Under such guidelines, amounts funded may be more or less than the pension expense or credit recognized for financial reporting purposes.

     The following tables summarize the components of the funded status of the Company's defined benefit pension plan at December 31, 2002 and 2001, the net pension credit for 2002, 2001 and 2000, and major assumptions used to determine these amounts.

                                                     2002    2001
                                                   -------  -------

  Benefit obligation at beginning of year . . . .  $37,762   40,182
  Service cost. . . . . . . . . . . . . . . . . .       49      128
  Interest cost . . . . . . . . . . . . . . . . .    3,041    2,897
  Actuarial loss. . . . . . . . . . . . . . . . .    6,112    2,328
  Benefits paid . . . . . . . . . . . . . . . . .   (4,233)  (7,773)
                                                   -------  -------

  Benefit obligation at end of year . . . . . . .   42,731   37,762
                                                   -------  -------

  Fair value of plan assets at beginning of year.   74,687   83,107
  Actual return on plan assets. . . . . . . . . .   (8,986)     455
  Benefits paid . . . . . . . . . . . . . . . . .   (5,186)  (8,875)
                                                   -------  -------
  Fair value of plan assets at end of year. . . .   60,515   74,687
                                                   -------  -------

  Funded status . . . . . . . . . . . . . . . . .   17,784   36,925
  Unrecognized net actuarial (gain) loss. . . . .    8,121  (13,304)
  Unrecognized prior service cost . . . . . . . .    --         (11)
                                                   -------  -------

  Prepaid pension cost. . . . . . . . . . . . . .  $25,905   23,610
                                                   =======  =======

     Unrecognized net gains or losses are amortized over a ten year period.

At December 31, 2002, approximately 73% of the plan's assets are invested in equity securities, 10% in an annuity contract, and 17% in fixed income funds.

     The components of the net periodic pension benefit (credit) for the years ended December 31, 2002, 2001 and 2000 (which are reflected as other income in the consolidated statements of operations) are as follows:

                                           2002      2001     2000
                                         -------   -------  -------

  Service cost. . . . . . . . . . . . .  $    49       128      367
  Interest cost . . . . . . . . . . . .    3,041     2,897    2,864
  Expected return on plan assets. . . .   (5,462)   (5,753)  (5,855)
  Recognized net actuarial gain . . . .     (865)   (1,787)  (1,513)
  Amortization of prior service cost. .      (11)      (52)     (52)
  Special termination benefit . . . . .      953     1,102    7,227
                                         -------   -------  -------

  Net periodic pension benefit (credit)  $(2,295)   (3,465)   3,038
                                         =======   =======  =======

Benefit plan assumptions:
  Discount rate . . . . . . . . . . . .     7.0%      7.5%     7.5%
                                         =======   =======  =======
  Expected long-term rate of return
    on assets . . . . . . . . . . . . .     7.5%      7.5%     7.5%
                                         =======   =======  =======

     A comparison of the market value of the Pension Plan's net assets with the present value of the benefit obligations indicates the Company's ability at a point in time to pay future benefits. The fair value of the Pension Plan's assets available for benefits will fluctuate and certain future obligations of the Pension Plan may be subject to bargaining unit agreements.

     (b)  RETIREE HEALTH AND LIFE INSURANCE BENEFITS

     In addition to providing pension benefits, AHI and certain of its affiliates currently provide certain healthcare and life insurance benefits to certain eligible retired employees. Where such benefits are offered, substantially all employees may become eligible for such benefits if they reach a specified retirement age while employed by AHI (or the applicable affiliate) and if they meet a certain length of service criteria. The postretirement healthcare plan is contributory and contains cost-sharing features such as deductibles and copayments. However, these features, as they apply to bargaining unit retirees, are subject to collective bargaining provisions of a labor contract between each such entity and the International Longshoremen's & Warehousemen's Union as they may have been amended or settled through agreements or memoranda executed with the union at about the time each operating facility was closed. The postretirement life insurance plan is non-contributory.

     Each relevant entity continues to fund benefit costs for both plans on a pay-as-you-go basis, and each entity expects to continue funding its post-retirement health care obligations until the end of 2004, which is a date on or after the date when its legal "Maintenance of Effort" obligation relative to the health care portion expires. These entities believe that they generally have no obligation to continue the post-retirement life insurance benefits, and most intend to terminate such benefits effective at the end of 2003.

     For measuring the expected postretirement benefit obligation, an 11% annual rate of increase in the per capita claims cost was assumed through 2004. The healthcare cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase and (decrease) in the assumed healthcare trend rate by 1% in 2002 would increase and (decrease) the medical plans' accumulated postretirement benefit obligation as of December 31, 2002 by $299 and $(255), respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $16 and $(14), respectively.

    Net periodic postretirement benefit cost (credit) for 2002, 2001 and 2000 (which is primarily reflected in agricultural cost of sales on the consolidated statements of operations) includes the following components:

                                       2002       2001       2000
                                       Total      Total      Total
                                      -------    -------    -------

Service cost. . . . . . . . . . . .   $     1         34        277
Interest cost . . . . . . . . . . .       622        887      1,698
Amortization of net (gain) loss . .    (7,879)    (6,327)    (2,421)
Recognized curtailment (gain) loss.      (233)      (859)    (3,965)
                                      -------    -------    -------
Net periodic postretirement
  benefit cost (credit) . . . . . .   $(7,489)    (6,265)    (4,411)
                                      =======    =======    =======


     The following table sets forth the plans' change in benefit obligation and benefit cost as of December 31, 2002 and 2001 as follows:

                                        December 31,   December 31,
                                            2002           2001
                                        ------------   ------------

Benefit obligation at beginning of year      $ 9,615         13,006
Service cost. . . . . . . . . . . . .              1             34
Interest cost . . . . . . . . . . . .            622            887
Actuarial losses. . . . . . . . . . .            746            304
Employer contribution . . . . . . . .         (2,075)        (2,191)
Curtailment . . . . . . . . . . . . .             (9)        (2,381)
Maintenance of Effort obligation. . .          --              (184)
Special termination benefit . . . . .              6            140
                                             -------        -------

Benefit obligation at end of year . .          8,906          9,615
Unrecognized net actuarial gain . . .         14,654         23,503
                                             -------        -------

Accumulated postretirement benefit cost      $23,560         33,118
                                             =======        =======

     Decreases in the Maintenance of Effort obligation recognize that the requirement to maintain an average level of certain retiree health care benefits expires in 2004. Such obligations are principally related to collectively bargained contractual obligations of Lihue Plantation, Pioneer Mill and Oahu Sugar.

     These entities currently amortize unrecognized gains over the shorter of ten years or the average life expectancy of the inactive participants since almost all of the Plans' participants are inactive. The portion of the unrecognized net actuarial gain represented by the decrease in the Maintenance of Effort obligation is being amortized over four years, commencing in 2001. In addition, due to the significant total amount of unrecognized gain at December 31, 2002 and 2001, which is included in the financial statements as a liability, and the disproportionate relationship between the unrecognized gain and accumulated postretirement benefit obligation at December 31, 2002, these entities may, in the future, change their amortization policy to accelerate the recognition of the unrecognized gain. In considering such change, they would need to determine whether significant changes in the accumulated postretirement benefit obligation and unrecognized gain may occur in the future as a result of changes in actuarial assumptions, experience and other factors. Any future change to accelerate the amortization of the unrecognized gain would have no effect on cash flows, but could have a significant effect on an entity's statement of operations.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% as of December 31, 2002 and 7.25% as of December 31, 2001.

(6)  INCOME TAXES

     Income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2002, 2001 and 2000 consists of:
                                    Current    Deferred     Total
                                    --------   --------    --------
     Year ended December 31, 2002:
       U.S. federal . . . . . . .   $  --       (13,588)    (13,588)
       State. . . . . . . . . . .      --        (1,553)     (1,553)
                                    --------   --------    --------
                                    $  --       (15,141)    (15,141)
                                    ========   ========    ========
     Year ended December 31, 2001:
       U.S. federal . . . . . . .   $  --        (3,107)     (3,107)
       State. . . . . . . . . . .      --          (355)       (355)
                                    --------   --------    --------
                                    $  --        (3,462)     (3,462)
                                    ========   ========    ========
     Year ended December 31, 2000:
       U.S. federal . . . . . . .   $  --       (26,537)    (26,537)
       State. . . . . . . . . . .      --        (3,033)     (3,033)
                                    --------   --------    --------
                                    $  --       (29,570)    (29,570)
                                    ========   ========    ========

     Income tax benefit attributable to income from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax loss from operations as a result of the following:
                                      2002       2001        2000
                                    --------   --------    --------
Computed "expected" tax provision
 (benefit). . . . . . . . . . . .   $ (3,842)   (10,723)    (28,838)
Reduction in income taxes resulting
 from:
  Net loss from unconsolidated
    investment. . . . . . . . . .      1,197      7,247       --
  Reduction in valuation allowance   (12,766)     --          --
  Other, net. . . . . . . . . . .        270         14        (732)
                                    --------   --------    --------
      Total . . . . . . . . . . .   $(15,141)    (3,462)    (29,570)
                                    ========   ========    ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax effects of temporary differences at December 31, 2002 and 2001 are as follows:
                                                 2002        2001
                                               --------    --------
    Deferred tax assets:
      Post retirement benefits. . . . . . . .  $ (9,188)    (12,916)
      Reserves related primarily to losses
        on divestitures . . . . . . . . . . .   (12,880)    (11,775)
      Loss carryforwards. . . . . . . . . . .    (3,870)    (15,294)
      Tax credit carryforwards. . . . . . . .    (4,258)     (6,114)
      Other, net. . . . . . . . . . . . . . .      (753)     (5,447)
                                               --------    --------
        Total deferred tax assets . . . . . .   (30,949)    (51,546)
        Less - valuation allowance. . . . . .     4,175      16,941
                                               --------    --------
        Net deferred tax assets . . . . . . .   (26,774)    (34,605)
                                               --------    --------
    Deferred tax liabilities:
      Property, plant and equipment,
        principally due to depreciation,
        net of impairment charges and
        purchase accounting adjustments . . .    25,814      41,790
      Prepaid pension and core retirement
        award costs . . . . . . . . . . . . .    10,103       9,188
      Basis difference in partnership
        interests . . . . . . . . . . . . . .     --         37,598
                                               --------    --------
          Total deferred tax liabilities. . .    35,917      88,576
                                               --------    --------
          Net deferred tax liability. . . . .  $  9,143      53,971
                                               ========    ========

     The net deferred tax liability was reduced by approximately $30,000 due to the restructuring and has been reflected as a component of the Extraordinary gain on reorganization in 2002.

     At December 31, 2002, the Company has net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $4 million and approximately $56 million for state income tax purposes which can be used to offset taxable income, if any, in future years. The federal NOLs begin to expire in 2016. The reduction in the valuation allowance is primarily due to the expected utilization of NOLs in 2002 that had been previously reserved for financial reporting purposes. The state NOLs, primarily in the state of Hawaii, have significant expiration dates commencing in 2005. NOLs have generally been reserved because utilization is dependent on future events that cannot be reasonably predicted. The Company also has available alternative minimum tax credits which can be used to offset future federal income taxes, if any. The alternative minimum tax credits aggregated approximately $4 million as of December 31, 2002 and can be utilized over an indefinite period. U.S. Federal tax return examinations have been completed for years through 1997. The Company believes adequate provisions for income tax have been recorded for all years. The Company's Federal tax returns for the periods 1998-2000 are currently being examined.

The statutes of limitations with respect to the Company's tax returns for 1998 through 2002 remain open.

(7)  TRANSACTIONS WITH AFFILIATES

     An affiliated insurance agency earns insurance brokerage commissions in connection with providing the placement of insurance coverage for certain of the properties and operations of the Company. Such commissions are comparable to those that would be paid to such affiliate insurance agency in similar dealings with unaffiliated third parties, and are generally paid by the insurance carriers that the agency represents out of the premiums paid by the Company for such coverage. The total of such commissions for the years ended December 31, 2002, 2001 and 2000 (including amounts related to discontinued operations in 2001 and 2000) was approximately $75, $1,133 and $1,272, respectively, not all of which was paid as of December 31, 2001.

     The Company pays a non-accountable reimbursement of approximately $30 per month to an affiliate in respect of general overhead expense, all of which was paid as of December 31, 2002.

     The Company reimburses their affiliates for direct expenses incurred on its behalf, including salaries and salary-related expenses incurred in connection with the management of the Company's operations. The total costs for the years ended 2002, 2001 and 2000 was approximately $1,992, $1,118 and $2,774, respectively, of which approximately $526 was unpaid as of December 31, 2002.

     Employees of certain of the Company's unconsolidated affiliates are entitled to participate in the Company's defined contribution pension plan.

Pursuant to an agreement through December 31, 2001 Northbrook was entitled to receive a reimbursement from such affiliates in an amount equal to the service cost related to these employees. The amount of the reimbursement for 2002, 2001 and 2000 was $0, $1,242 and $1,537, respectively, all of which was paid as of December 31, 2002.

     The Company had other amounts due affiliates of $19 and $(281) at December 31, 2002 and 2001, respectively.


(8)  COMMITMENTS AND CONTINGENCIES

     Material legal proceedings of the Company are described below. In proceedings filed prior to the Petition Date where a Debtor is a defendant, such proceedings were stayed as against such Debtor by the filing of the Reorganization Case. Those proceedings may now continue since the Plan Effective Date has occurred so long as the plaintiffs therein filed timely claims under the Plan. However, any judgments rendered therein would be subject to the distribution provisions of the Plan, which would in most cases result in the entitlement of such claims to proceeds that are substantially less than the face amount of such judgments. Any claims that were not filed on a timely basis under the Plan have been discharged by the Bankruptcy Court and thus the underlying legal proceedings should not result in any liability to the Debtors. Proceedings against subsidiaries or affiliates of Kaanapali Land that are not Debtors were not stayed by the Plan and may proceed.

     APIC, which is not a Debtor and is owned approximately 16.7% by the Company, is the primary borrower under a $66 million loan made by the ERS in 1991. The loan, which has a balance as of December 31, 2002 of approximately $81 million, is secured by the RKGC (and certain adjacent lands). All of APIC's assets are subject to the loan. The loan matured in June 2001 and has not been extended, despite efforts of the borrowers to obtain such an extension as described below.

     Due to insufficient cash flow generated by the RKGC and because of disagreements with the lender over, among other things, lender's failure
(i) to consent to a grant of required easements in order for the Company to develop and market its adjoining properties and (ii) to release adjacent lands that are not related to the golf course operations from the mortgage, as required under the loan documents, APIC and the other borrowers under the loan did not pay the required interest payments due in 2000 on the loan secured by these golf courses. ERS then issued a default notice and instituted a foreclosure action in August 2000 (Employees' Retirement System of the State of Hawaii v. Amfac/JMB Hawaii, L.L.C., et. al., Civil No. 00-1-2597-08, First Circuit Court, State of Hawaii). Pursuant to an agreement between the lender and the borrowers, the borrowers paid approximately $3.8 million in September 2000 to the ERS for a portion of the past due interest amounts and the ERS agreed to temporarily suspend its action to realize upon its security while the parties attempted to negotiate a definitive agreement to extend the loan beyond its June 30, 2001 maturity date. Efforts of the borrowers to negotiate such an agreement broke down in December 2001, only after Northbrook (an affiliate of APIC that had no obligations under the loan) had funded certain minimum interest payments (together with the ERS' legal fees and other related costs). In January 2002, ERS recommenced its foreclosure action, which the borrowers are contesting. The borrowers have also brought counterclaims against ERS relative to the lender's defaults described above, which defaults have caused APIC and the Company substantial damages relating to its efforts to sell either the unrelated parcels that the ERS refused to release from the mortgage or other land parcels that required easements and other rights to which the ERS was required to consent.

     The borrowers' counterclaims against the ERS in such litigation assert, among other things, that because of the refusal of the ERS to perform in accordance with the loan documents and grant the required consents and releases, dating back to the inception of the loan, the Company suffered damages over time relating to various development projects and sale transactions that APIC and/or the Company consummated or attempted to consummate since 1991. Also alleged is that these refusals and the interference of the ERS with APIC's and the Company's legitimate development efforts was intended by ERS to give the ERS leverage over APIC and the Company's development and land sale activities to the benefit of ERS, not to protect the ERS' bargained for security for its loan on the RKGC. Some projects were substantially delayed by the ERS' defaults and significant land sales were either substantially delayed or failed altogether. Income from sales was also adversely affected in addition to the expenses of development caused by the ERS' delays and refusals. In addition, APIC and the Company suffered significant damages relative to the costs of attorneys and other professionals that the Company was forced to pay (including those of ERS' attorneys and professionals) in its failed attempt to obtain the consents and releases. Failure to obtain the necessary easements promised by ERS could subject APIC and/or the Company to damages claims from landowners on parcels previously sold by the Company and, particularly, could significantly negatively impact the value and marketability of its remaining land parcels in Kaanapali Golf Estates, which requires such easements for access and to ensure that the parcel enjoys necessary water and drainage rights. As a consequence of the ERS' actions, the borrowers' counterclaims allege, among other things, that the ERS breached its duties under the contract, breached the ERS' implied covenant of good faith and fair dealing, fraudulently induced the borrowers to enter into the loan, acted in a fraudulent manner respecting its fiduciary relationship with the borrowers and/or acted in bad faith. The counterclaim seeks, among other things, damages, attorneys' fees and costs, and an order directing the ERS to provide the releases and consents required by the loan documents. There can be no assurance that defendants will prevail in the counterclaim or in the defense of ERS's attempt to realize on its security. On March 19, 2002, the court entered an order appointing a receiver for the property that is security for the loan, as well as for the golf course operations related thereto. The receiver has taken over the golf course operations from APIC and hired most of APIC's former employees. APIC's former employees are seeking from APIC payment of severance and certain benefits, among other things.

     The borrowers have been engaged in settlement negotiations with ERS since 2000, which have finally resulted in the execution of a definitive settlement agreement (the "ERS Settlement Agreement") in March 2003. Although the borrowers believe that the transactions contemplated by the ERS Settlement Agreement will be consummated during the third quarter of 2003, the ERS Settlement Agreement is subject to contingencies including approval by the state court which has authority over the underlying litigation. Such approval is anticipated in the second quarter of 2003.
As a consequence of such contingencies, there can be no assurance as to the consummation thereof. Consummation of the ERS Settlement Agreement and the transactions contemplated therein would provide the Company with easements and other rights that it considers adequate for the development or sale of their adjoining lands, but would also result in the Company having no further interest in the RKGC.

     In October 2002, in anticipation of the finalization of the ERS Settlement Agreement, Kaanapali Land, AHI and certain related entities entered into a Funding Agreement (the "Funding Agreement") with APIC, AFI and AFI's parent, Amfac Finance Limited Partnership ("AFLP") that specifies how amounts paid by Kaanapali Land as "Funding Entity" under such settlement agreement will be treated. Kaanapali Land was willing to enter into the Funding Agreement because, among other things, the ERS had threatened to file a significant claim in the Reorganization Case against the borrowers who are Debtors, which claim, if allowed in whole or significant part would likely cause a material adverse impact on the Company and its prospects for successfully implementing the Plan. Although the Debtors believe that any such claim would be without merit, either in whole or substantial part there could be no assurance that it would not ultimately be allowed in a significant amount. The existence of the Funding Agreement made it possible to enter into the ERS Settlement Agreement, which in turn has significantly reduced, if not eliminated, the risk that any such claim will be filed by ERS under the Plan. Generally, 1/6 of the funded amounts shall be treated as capital contributions to AHI and Pioneer Mill and then to APIC, on account of AHI's stock ownership in APIC. The remaining 5/6 of such amounts shall be treated as a loan by Kaanapali Land to AFLP, which will then be treated as having been contributed by AFLP, through AFI, to APIC on account of AFI's stock ownership in APIC. The ability of AFLP to reimburse Kaanapali Land for such loan amounts depends on the recovery by AFLP of a judgment it has obtained in certain litigation that is unrelated to the Company. There can be no assurance that AFLP will ultimately realize on such judgment or that it will obtain proceeds relative thereto or otherwise in an amount sufficient to satisfy the loan from Kaanapali Land.

     Concurrently with the execution of the ERS Settlement Agreement, APIC entered into a settlement agreement with the union representing the bargaining unit employees employed by APIC at the time the receivership commenced. Such settlement shall, upon consummation of the ERS Settlement Agreement, result in certain amounts being paid or distributed to such employees in return for releases by each of them and the union in favor of APIC and the Company. APIC intends to handle its former non-bargaining unit employees employed at the Royal Kaanapali Golf Courses at such time in substantially the same manner. However, there can be no assurance that such settlement will be consummated, nor that all eligible former employees will take advantage of it.

     In connection with the Reorganization Case, the ERS, the Debtors and APIC, during the third quarter of 2002, entered into a Stipulation approved by the Bankruptcy Court, which as amended from time to time and approved by the Bankruptcy Court since originally entered, among other things, currently (i) provides for an extension of the bar date by which the ERS must file any claims it may have against any of the Debtors until five (5) business days after written notice from the Debtors and (ii) reserves the rights of the ERS and the Debtors with respect to objections that the ERS may have to the treatment of its claims under the Plan and further provides that such objections, if asserted, will be resolved by the Bankruptcy Court following confirmation of the Plan in the manner as set forth in the Stipulation. The consummation of the ERS Settlement Agreement would result in the release and waiver of any claims that the ERS might have against the Debtors in the Reorganization Case.

     On September 20, 1996, Oahu Sugar Company, LLC, successor by merger to Oahu Sugar Company, Limited ("Oahu Sugar") and a subsidiary of Kaanapali Land, filed a lawsuit, Oahu Sugar v. Walter Arakaki and Steve Swift, Case No. 96-3880-09, in the Circuit Court of the First Circuit, State of Hawaii.

In the lawsuit, Oahu Sugar, which is a Non-Debtor AHI Subsidiary, alleged that it entered into an agreement to sell to defendants certain sugar cane processing equipment at Oahu Sugar's sugar cane mill in Waipahu. Oahu Sugar alleged that defendants failed to timely dismantle and remove the equipment, as required by the agreement, and that defendants were obligated to pay Oahu Sugar rent for the area occupied by the equipment beyond the time provided for by the parties. Oahu Sugar further alleged that it provided notice to defendants that Oahu Sugar was entitled to treat the equipment as abandoned property and to sell the equipment, because the equipment had not been removed from the property in a timely fashion, as required by the parties' agreement. In its complaint, Oahu Sugar sought, among other things, declaratory relief that it was entitled to treat the equipment as abandoned, damages for breach of contract, and rent under an unjust enrichment theory.

     Defendants filed an answer, as amended, denying the substantive allegations of Oahu Sugar's complaint and asserting various affirmative defenses. In addition, the defendants filed a seven-count counterclaim against Oahu Sugar. In the counterclaim, defendants alleged, among other things, that Oahu Sugar failed to make the equipment available for removal on a timely basis, and that Oahu Sugar otherwise improperly interfered with defendants' plans for the removal and subsequent sale of the equipment. In the counterclaim, defendants sought, among other things, general, special and punitive damages, attorneys' fees, costs, and such other relief as the Court may have deemed appropriate.

     Oahu Sugar's declaratory relief claim was settled in advance of trial.

Oahu Sugar obtained dismissals and directed verdicts on six of defendants' claims. The remaining portions of the complaint and counterclaim proceeded to a jury trial and verdict. On December 2, 1999, the jury denied Oahu Sugar relief on its remaining claims and awarded the defendants approximately $2.6 million in damages on their counterclaim. On March 2, 2000, the trial court entered a judgment against Oahu Sugar for the $2.6 million in damages awarded by the jury. In addition, the trial court awarded counterclaimants $751 thousand in attorneys' fees, $28 thousand in costs and $866 thousand in prejudgment interest. Oahu Sugar's post trial motions for judgment as a matter of law and for a new trial were denied. Oahu Sugar filed a notice of appeal. The defendants began efforts to collect the amounts awarded to them. Defendants caused garnishee summons to be issued to various affiliated and unaffiliated entities. The defendants scheduled a debtor's examination for August 23, 2000 which was not concluded. The Hawaii Supreme Court scheduled the case for an appellate conference and mediation that was unsuccessful. Then, on January 3, 2001, the Hawaii Supreme Court entered an order dismissing the appeal. The Supreme Court held that it lacked jurisdiction over the appeal because the judgment entered on March 2, 2000 was legally defective in that it did not identify the claim for which judgment was entered or dismiss all of the other claims and counterclaims of the parties. In light of the order of the Hawaii Supreme Court, the parties filed legal briefs before the trial court to have the court determine, among other things, whether a corrected judgment consistent with the jury verdict may be entered as of March 2, 2000 or a new judgment order is required. After hearing the arguments of the parties, on March 19, 2001, the trial court ruled that it would not enter a corrected judgment as of March 2, 2000 and that a new judgment order will be required. On April 12, 2001, the court entered the new judgment order on the counterclaims providing for the payment of approximately $2.6 million in damages, $730 thousand in attorneys' fees, $28 thousand in costs, $867 thousand in prejudgment interest, and additional prejudgment interest from January 20, 2000 through April 12, 2001. From and after entry of the order, post-judgment interest will accrue on the unpaid balance at the statutory rate of ten percent per annum until paid in full. Oahu Sugar is pursuing an appeal and the opposing side has filed a cross appeal seeking further relief on any potential retrial of the matter. The case is fully briefed and awaits a decision by the Hawaii Supreme Court. Oahu Sugar continues to believe that it is entitled to affirmative relief on its complaint and that it has meritorious defenses to the counterclaim that it has pursued on appeal. The Company, however, can provide no assurances that it will be successful in obtaining affirmative relief or overturning the verdict against Oahu Sugar. This verdict, if upheld, could have a material adverse effect on the Oahu Sugar's financial condition.

     On or about December 15, 2000, Oahu Sugar and Oahu MS Development Corp. ("Oahu MS", f/k/a Amfac Property Development corp.), subsidiaries of Kaanapali Land, among others, were named in a lawsuit entitled Walter Arakaki and Steve Swift v. Oahu Sugar Company, Limited et al., Civil No. 00-1-3817-12, and filed in the Circuit Court of the First Circuit of Hawaii. In the complaint, as amended, plaintiffs seek a declaration that certain conveyances of real estate made by Oahu Sugar or Oahu MS, since December 1996, were allegedly fraudulent transfers made in violation of the common law, the Hawaii fraudulent transfer act, and rights which they claim arose in connection with the claims they filed in Oahu Sugar v. Walter Arakaki and Steve Swift, Case No. 96-3880-09, discussed above (hereinafter, "underlying matter"). Plaintiffs seek, among other things, injunctive and declaratory relief, compensatory damages, punitive damages, orders of attachment against sales proceeds, voidance of certain transfers, foreclosure and other remedies in connection with various transfers of real estate made by Oahu Sugar to Oahu MS the Young Men's Christian Association of Honolulu ("YMCA"), and the Filipino Community Center, Inc. ("FCC"), among others, all over the years 1996-2000. The YMCA and FCC have also been named defendants in this action and have filed cross-claims for relief against Oahu Sugar and Oahu MS for alleged breach of warranty of title, indemnity and contribution in connection with their respective transactions, and seeking, among other things, damages, attorneys' fees, costs, and prejudgment interest. Oahu Sugar and Oahu MS have filed answers to the complaint, as amended, and the cross-claims. On May 3, 2001, plaintiffs filed an amended complaint dropping the remedy of foreclosure in connection with certain property transferred to the YMCA and adding various allegations including, without limitation, allegations regarding the final judgment entered in the underlying matter. The case is proceeding and is set for mediation in July 2003 and for trial in April 2004. Oahu Sugar and Oahu MS believe they have meritorious defenses and intend to pursue their defenses vigorously. However, there can be no assurances that this case, when once adjudicated, will not have a material adverse effect on the financial condition of Oahu Sugar or Oahu MS.

     The Company believes that Oahu Sugar has meritorious defenses to the above referenced pending lawsuits that continue to be pending and Oahu Sugar will defend itself vigorously. However, as Oahu Sugar is substantially without assets to satisfy any material existing or future judgment, there can be no assurances that these cases (or any of them), if adjudicated in a manner adverse to Oahu Sugar, will not have a material adverse effect on the financial condition of Oahu Sugar.

     On October 23, 2002, Oahu MS was named in a civil action entitled City Bank v. Amfac Property Development Corp., et. al. pending in the Circuit Court of the First Circuit, State of Hawaii, Civil No. 02-2494-10. In this case, plaintiff seeks injunctive relief and declaratory relief to cease actions preventing City Bank and its consultants from gaining access to the mortgaged property for environmental testing. Although plaintiff filed a Motion for Preliminary Injunction, no hearing has been set on the motion.

     On January 2, 2003, Oahu MS was named in a civil action entitled City Bank v. Amfac Property Development Corp., et. al. pending in the Circuit Court of the First Circuit, State of Hawaii, Civil No. 03-1-0005-01. In this case, plaintiff seeks foreclosure of property owned by Oahu and encumbered by a mortgage in favor of Plaintiff. Together with the Complaint, City Bank filed a Motion for Appointment of Receiver alleging that it is entitled to have a receiver appointed for an environmental audit on the mortgaged property and collection of all net rental income assigned to City Bank. This motion was granted.

     On or about February 23, 2001 Kekaha Sugar Co., Ltd. received a letter from the Hawaii Department of Health ("HDOH") assigning the Kekaha Sugar Co., Ltd. site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified five major areas of potential environmental concern including the former wood treatment plant, the herbicide mixing plant, the seed dipping plant, the settling pond, and the Kekaha Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. The assignment of the high priority status will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. Kekaha Sugar Co., Ltd. has responded to the letter.

The United States Environmental Protection Agency has performed a visual inspection of the property and indicated there will be some testing performed. Kekaha Sugar Co., Ltd. is substantially without assets and further pursuit of this matter by HDOH could have a materially adverse effect on the financial condition of Kekaha Sugar Co., Ltd.

     On or about February 23, 2001, Lihue Plantation received a similar letter from the HDOH assigning the LPCo site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified four major areas of potential environmental concerning including the Lihue Plantation herbicide mixing plant, the seed dipping plant, the settling pond and the Lihue Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. As noted above, the high priority assignment will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed.

     Oahu MS has discovered chlorinated solvents in the groundwater at the former Oahu Sugar Waipahu Sugar Mill site. The contamination does not appear in high concentrations. Oahu MS' recommendation for remediation using hydrogen-releasing compounds has been rejected by the HDOH. Oahu MS may have to do further work at the site. At this point, Oahu MS is unable to identify with certainty the treatment options, if any, that the HDOH may require or approve for the site, or the costs of same.

     Pioneer Mill is engaged in an ongoing cleanup arising out of the discovery of petroleum contamination found at the Pioneer Mill site. The Pioneer Mill site has been assigned a high priority and the HDOH has shown an interest in the environmental conditions relating to or arising out of the former operations of Pioneer Mill. These issues will have to be addressed as they are raised. Currently, Pioneer Mill is awaiting a report on the results of environmental testing conducted on the site by the United States Environmental Protection Agency.

     As a result of an administrative order issued to Oahu Sugar by the Hawaii Department of Health, Order No. CH 98-001, dated January 27, 1998, Oahu Sugar is currently engaged in environmental site assessment of lands it leased from the U.S. Navy and located on the Waipio Peninsula. Sampling is underway and the investigation is otherwise still in its preliminary stages. Oahu Sugar has submitted a Remedial Investigation Report to the HDOH. The HDOH has provided comments which indicate additional testing may be required.

     In addition, the Internal Revenue Service (the "IRS") filed a claim in the bankruptcy proceedings in the aggregate amount of approximately $20,600,000 for taxes, interest and penalties related to the years 1998-2000. The Company has contacted the IRS to request that it withdraw its claim due to the fact that the Plan leaves the IRS unimpaired relative to any taxes that may be due. Although the Company is optimistic that the IRS will withdraw such claim, it has not yet done so and there can be no assurance that it will. In any event, the IRS audit of the period covered by the claim is in its preliminary stages and no deficiencies in taxes have been proposed by the auditors. The Company intends to dispute vigorously any IRS claim for additional taxes, whether asserted by means of the claim filed in the bankruptcy proceeding, arising in the pending audit, or in future audits. However, there can be no assurance that the Company will be successful in such defense and, although the Company has reserved for potential tax liabilities on its financial statement,s to the extent that the Company is unsuccessful in defending against any such claims, either in the bankruptcy court or in connection with the IRS audits, the amount for which the Company could be liable could have a material adverse effect on the Company.

     EC Managers, Inc., a subsidiary of Kaanapali Land, and general partner of EC Partners, L.P., formerly known as Arvida/JMB Partners, L.P.-II (the "Partnership"), has been named a defendant in a lawsuit filed on January 11, 1996 in the Circuit Court in and for the Eighteenth Judicial Circuit, Seminole County, Florida entitled Land Investment I, Ltd., Heathrow Land & Development Corporation, Heathrow Shopping Center Associates and Paulucci Investments v. Arvida/JMB Managers-II, Inc., Arvida/JMB Partners, L.P.-II, Arvida Company and JMB Realty Corporation Case No. 96-62-CA-15E. The complaint, as amended, includes counts for breach of the management agreement, fraud in the inducement and conspiracy to commit fraud in the inducement, breach of the Heathrow partnership agreement and constructive trust in connection with the purchase and management of the Heathrow development. Plaintiffs seek, among other things, unspecified compensatory damages, punitive damages, prejudgment interest, attorneys' fees, costs, and such other relief as the Court deems appropriate. Substantial fact discovery has been conducted to date and the defendants expect further substantial discovery, both of fact and expert witnesses, to take place.

     On June 24, 1999, the Court granted partial summary judgment in favor of the plaintiffs against Arvida Company, finding that Arvida Company owed plaintiffs a fiduciary duty as a broker and advisor under the management agreement. The ruling did not reach the issue of the statute of limitations defense nor whether any such duties were owed in connection with the Partnership's acquisition of an interest in the Heathrow development through the Heathrow partnership.

     No discovery cut-off date or trial date has been set, although the court has indicated a desire to try this case in November 2003.

     Kaanapali Land, as successor by merger, and D/C Distribution, a subsidiary of Kaanapali Land, have been named as defendants in personal injury actions allegedly based on exposure to asbestos. There are approximately 110 cases against such subsidiary that are pending on the mainland and are alleged based on such subsidiary's prior business operations. Each company believes that it has meritorious defenses against these actions, but can give no assurances as to the ultimate outcome of these cases. In the case of the subsidiary, there can be no certainty that such subsidiary will be able to satisfy all of its liabilities for these cases. As the subsidiary is without assets to satisfy any material existing or future judgments, there can be no assurances that these cases (or any of them), if adjudicated in a manner adverse to the subsidiary, will not have a material adverse effect on the financial condition of such subsidiary. Kaanapali Land does not believe that it has liability, directly or indirectly, for such subsidiary's obligations.

     Other than as described above and the Reorganization Case as described above, the Company is not involved in any material pending legal proceedings, other than ordinary routine litigation incidental to its business. The Company and/or certain of its affiliates have been named as defendants in several pending lawsuits. While it is impossible to predict the outcome of such routine litigation that is now pending (or threatened) and for which the potential liability is not covered by insurance, the Company is of the opinion that the ultimate liability from any of this litigation will not materially adversely affect the Company's consolidated results of operations or its financial condition.

(9)  DISCONTINUED OPERATIONS

     In December 2001, the Company consummated a non-taxable spin-off of Resorts to its shareholders. Accordingly, Resorts is no longer a subsidiary of Kaanapali Land and is classified as a discontinued operation.

     Resorts' income statement information for 2001 and 2000 was as follows:
                                                 2001        2000
                                               --------    --------
Revenues:
  Sales . . . . . . . . . . . . . . . . . . .  $229,524     242,692
  Other income. . . . . . . . . . . . . . . .     4,082       5,477
                                               --------    --------
                                                233,606     248,169
                                               --------    --------
Costs and expenses:
  Cost of sales . . . . . . . . . . . . . . .   150,123     158,421
  Selling, general and administrative . . . .    51,083      47,877
  Interest. . . . . . . . . . . . . . . . . .     8,133      10,976
  Depreciation and amortization . . . . . . .    18,710      18,608
                                               --------    --------
                                                228,049     235,882
Income from discontinued operations
  before income taxes . . . . . . . . . . . .     5,557      12,287

Income tax benefit (provision). . . . . . . .     4,537      (5,170)
                                               --------    --------

Income from discontinued operations . . . . .  $ 10,094       7,117
                                               ========    ========


(10) BUSINESS SEGMENT INFORMATION

     As described in Note 1, the Company operates in three business segments. Total revenues, operating profit, identifiable assets, capital expenditures, and depreciation and amortization by business segment are presented in the tables below.

     Total revenues by business segment includes primarily (i) sales, all of which are from unaffiliated customers and (ii) interest income that is earned from outside sources on assets which are included in the individual industry segment's identifiable assets.

     Operating profit is comprised of total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate revenues and expenses, interest expense, income taxes, equity in income (loss) from unconsolidated investments and gain from the extinguishment of debt.

     Identifiable assets by business segment are those assets that are used in the Company's operations in each industry. Corporate assets consist principally of cash and cash equivalents, prepaid pension costs and receivables related to previously divested businesses. Investments in net assets of unconsolidated investments are related to ownership interests held by the Company primarily in various real estate related entities.

                                      2002       2001        2000
                                    --------   --------    --------
Revenues:
  Property. . . . . . . . . . . .   $  4,753     50,636      37,850
  Agriculture . . . . . . . . . .      1,972      4,252      22,283
  Golf. . . . . . . . . . . . . .      4,360      4,175      14,990
  Corporate . . . . . . . . . . .         27     22,831       4,124
                                    --------   --------    --------
                                    $ 11,112     81,894      79,247
                                    ========   ========    ========

Operating Profit (loss):
  Property. . . . . . . . . . . .   $  1,323    (17,806)    (18,845)
  Agriculture . . . . . . . . . .     (8,028)    (3,742)    (44,425)
  Golf. . . . . . . . . . . . . .        764        120       3,884
                                    --------   --------    --------

Operating loss. . . . . . . . . .     (5,941)   (21,428)    (59,386)

Corporate . . . . . . . . . . . .     (7,819)    15,144      (6,943)
Interest expense. . . . . . . . .     (2,395)   (11,387)    (18,227)
Equity in income (loss) from
  unconsolidated investments. . .      5,180    (12,967)      2,162
                                    --------   --------    --------
Loss from continuing operations
  before income taxes . . . . . .   $(10,975)   (30,638)    (82,394)
                                    ========   ========    ========

Identifiable Assets:
  Property. . . . . . . . . . . .   $ 55,970     67,410
  Agriculture . . . . . . . . . .     51,419     64,760
  Golf. . . . . . . . . . . . . .     29,076     29,441
                                    --------   --------
                                     136,465    161,611

Corporate . . . . . . . . . . . .     53,161     62,017
                                    --------   --------
                                    $189,626    223,628
                                    ========   ========

     Agricultural identified assets include land classified as agricultural or conservation for State and County purposes.

                                      2002       2001        2000
                                    --------   --------    --------
Capital Expenditures:
  Property. . . . . . . . . . . .   $  --            13         129
  Agriculture . . . . . . . . . .      --            20       2,642
  Golf. . . . . . . . . . . . . .        163        499         239
  Corporate . . . . . . . . . . .         15      --             13
                                    --------   --------    --------
                                    $    178        532       3,023
                                    ========   ========    ========
Depreciation and Amortization:
  Property. . . . . . . . . . . .   $     90         86         339
  Agriculture . . . . . . . . . .      1,417      1,924       2,931
  Golf. . . . . . . . . . . . . .        552        839       1,318
  Corporate . . . . . . . . . . .        935        772       1,277
                                    --------   --------    --------
Total . . . . . . . . . . . . . .   $  2,994      3,621       5,865
                                    ========   ========    ========

(11) CALCULATION OF NET INCOME PER SHARE

     The following tables set forth the computation of net income (loss) per share - basis and diluted:

                       For the      For the
                        Period      Period
                      January 1,  November 14,      Years Ended
                     2002 through 2002 through      December 31,
                     November 13, December 31,----------------------
                        2002         2002        2001        2000
                     ------------ ------------ ---------  ----------
                     (Amounts in thousands except per share amounts)
NUMERATOR:
Operating loss. . . . $   (2,117)     (14,038)   (17,671)    (84,556)
                      ==========     ========  =========  ==========
Equity in income (loss)
  from unconsolidated
  investments . . . .      5,525         (345)   (12,967)      2,162
                      ==========     ========  =========  ==========
Income from continuing
  operations. . . . .     12,939       (8,773)   (27,176)    (52,824)

Income from discon-
  tinued operations .      --           --        10,094       7,117

Extraordinary gain. .    136,618        --         --          --
                      ----------     --------  ---------  ----------
Net income (loss) . . $  149,557       (8,773)   (17,082)    (45,707)
                      ==========     ========  =========  ==========

DENOMINATOR:
Denominator for net
 income (loss) per
 share - basic and
 diluted. . . . . . . $        4        1,863          4           4
                      ==========     ========  =========  ==========
Net income (loss)
 per share - basic
 and diluted. . . . .  37,389.34        (4.71) (4,270.50) (11,426.75)
                      ==========     ========  =========  ==========

Net income per share -
 basic:
Income (loss) from
  continuing opera-
  tions . . . . . . . $ 3,234.84        (4.71) (6,794.00) (13,206.00)
Income from discon-
  tinued operations .      --           --      2,523.50    1,779.25
Extraordinary gain. .  34,154.50        --         --          --
                      ----------     --------  ---------  ----------
Net income per share
 basic and diluted. . $37,389.34        (4.71) (4,270.50) (11,426.75)
                      ==========     ========  =========  ==========

     As of December 31, 2002, the Company had issued approximately 1,863,000 shares of Class B, non par value stock and approximately 231,700 of Class A, non par value stock. The LLC Agreement provides for two classes of membership interests, Class A Shares and Class B Shares, which have substantially identical rights and economic value under the LLC Agreement; except that holders of Class A Shares are represented by a "Class A Representative" who must approve certain transactions proposed by Kaanapali Land before they can be undertaken. Class B Shares are held by Pacific Trail and various entities and individuals that are affiliated with Pacific Trail. Class A Shares were issued under the Plan to claimants who had no such affiliation.

(12) SUBSEQUENT EVENTS

     On January 31, 2003, an option to purchase an approximate 11.5 acre site was exercised. A non-refundable payment was made for $2 million (before closing costs and prorations). The remainder of the purchase price is secured by a note due March 31, 2004 for approximately $14.4 million, a portion of which is subject to refund based on the number of hotel room units approved for construction on the site.

     An approximate 40 acre site has been offered for sale and is currently under contract. There are certain contingencies to the contract and there is no assurance that the transaction will be consummated under its existing or any other terms.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There were no changes in or disagreements with the accountants during the fiscal years 2002 and 2001.


ITEM 15.  FINANCIAL STATEMENT AND EXHIBITS

     (a)   The following documents are filed as part of this report:

           (1)   Financial Statements

                 See Index to Financial Statements and Supplementary Data filed with this report.

           (2)   Exhibits

                 See Index to Exhibits, which is incorporated herein by reference.

     (b)   Exhibits:

                 The Exhibits required by Item 601 of Regulation S-K are listed in the Index to Exhibits, which is incorporated herein by reference.

     All other schedules have been omitted since the required information is presented in the financial statements and the related notes or is not applicable.

                               SIGNATURE


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            KAANAPALI LAND, LLC



                            By:   Gailen J. Hull
                                  Senior Vice President
                            Date: April 30, 2003

                             EXHIBIT INDEX

Exhibit No.      Exhibit
-----------      -------

 2.1 Order Confirming Second Amendment Joint Plan of Reorganization Dated June 11, 2002, including as an exhibit thereto, the Second Amended Joint Plan of Reorganization of Amfac Hawaii, LLC, Certain of its Subsidiaries and FHT Corporation Under Chapter 11 of the Bankruptcy Code incorporated herein by reference the Amfac Hawaii, LLC Current Report on Form 8-K for
                 July 29, 2002 dated August 13, 2002 (File No. 33-24180).

 2.2 Second Amended Disclosure Statement with Respect to Joint Plan of Reorganization of Amfac Hawaii, LLC, Certain of its Subsidiaries and FHT Corporation Under Chapter 11 of the Bankruptcy Code, incorporated herein by reference from the Amfac Hawaii, LLC Current Report on Form 8-K for July 29, 2002 dated August 13, 2002 (File No. 33-24180).

 3.1 Amended and Restated Limited Liability Company Agreement of Kaanapali Land, LLC dated November 14, 2002 is filed herewith.

10.1 $10,000,000 loan agreement between Amfac Property Development Corp. and City Bank at December 18, 1996 filed as an exhibit to Amfac Hawaii, LLC's Form 10-K report for December 31, 1996 under the Securities Act of 1934 (File No. 33-24180) filed March 21, 1997 and hereby incorporated by reference.

10.2 General Lease S-3821, dated July 8, 1964, by and between the State of Hawaii and East Kauai Water Company, Ltd.
                 (1)

10.3 Amended and Restated Power Purchase Agreement, dated as of June 15, 1992, by and between The Lihue Plantation Company, Limited and Citizens Utilities Company. (1)

10.4 U.S. Navy Waipio Peninsula Agricultural Lease, dated May 26, 1964, between The United States of America (as represented by the U.S. Navy) and Oahu Sugar Company, Ltd. (1)

10.5             Amendment to the Robinson Estate Hoaeae Lease, dated
                 May 15, 1967, by and between various Robinsons, heirs of Robinsons, Trustees and Executors, etc. and Oahu Sugar Company, Limited amending and restating the previous lease. (1)

10.6 Amendment to the Campbell Estate Lease, dated April 16, 1970, between Trustees under the Will and of the Estate of James Campbell, Deceased, and Oahu Sugar Company, Limited amending and restating the previous lease. (1)

10.7 Bishop Estate Lease No. 24,878, dated June 17, 1977, by and between the Trustees of the Estate of Bernice Pauahi Bishop and Pioneer Mill Company, Limited. (1)

10.8 General Lease S-4229, dated February 25, 1969, by and between the State of Hawaii, by its Board of Land and Natural Resources and Pioneer Mill Company, Limited. (1)

10.9 Honokohau Water License, dated December 22, 1980, between Maui Pineapple Company Ltd. and Pioneer Mill Company, Limited. (1)

10.10 Water Licensing Agreement, dated September 22, 1980, by and between Maui Land & Pineapple Company, Inc. and Amfac, Inc. (1)

10.11            Funding Agreement dated October 29, 2002 between
                 Kaanapali Land and certain affiliates is filed herewith.

10.12 Service Agreement, dated November 18, 1988, between Amfac/JMB Hawaii, Inc., and Amfac Property Development Corp.; Amfac Property Investment Corp.; Amfac Sugar and Agribusiness, Inc.; Kaanapali Water Corporation; Amfac Agribusiness, Inc.; Kekaha Sugar Company, Limited; The Lihue Plantation Company; Oahu Sugar Company, Limited; Pioneer Mill Company, Limited; Puna Sugar Company, Limited; H. Hackfeld & Co., Ltd.; and Waiahole Irrigation Company, Limited and JMB Realty Corporation, incorporated herein by reference to the Amfac Hawaii, LLC Annual Report on Form 10-K filed on March 22, 1989 (File No. 33-24180) for the year ended December 31, 1988.

     (1) Previously filed as exhibits to Amfac Hawaii, LLC's Registration Statement on Form S-1 (as amended) under the Securities Act of 1933 (File No. 33-24180) and hereby incorporated by reference.